                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration Nos. 333-42421;
                                              333-42421-01; 333-42421-02


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 20, 2002

(TO PROSPECTUS DATED APRIL 24, 2002)

                                  $300,000,000

                                  [HSBC LOGO]

                        FLOATING RATE SENIOR NOTES DUE 2004

     The floating rate senior notes will bear interest at the 3-month U.S.
Dollar London interbank offered rate plus      basis points. Interest on the
floating rate senior notes will be payable semi-annually on       and       of
each year, beginning       , 2003. The floating rate senior notes are not
redeemable prior to maturity on       , 2004. There is no sinking fund.

     The floating rate senior notes are unsecured obligations of HSBC USA Inc. They will rank on parity with all of our other unsecured and unsubordinated indebtedness. They are not savings accounts, deposits or other obligations of any bank or non-bank subsidiary of HSBC USA Inc. Neither the Federal Deposit Insurance Corporation nor any other government agency has insured the floating rate senior notes. The floating rate senior notes will not be listed on any securities exchange.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                              PER NOTE   TOTAL
                                                              --------   -----
Public Offering Price.......................................       %      $
Underwriting Discount.......................................       %      $
Proceeds, before expenses, to HSBC USA Inc..................       %      $

                             ---------------------

     The floating rate senior notes will be ready for delivery in book-entry form only through The Depository Trust Company, Clearstream and Euroclear on or
about       , 2002.

                             ---------------------

                                      HSBC
                             ---------------------
           The date of this prospectus supplement is          , 2002.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
HSBC USA Inc................................................   S-4
Use of Proceeds.............................................   S-4
Capitalization..............................................   S-5
Consolidated Ratios of Earnings to Fixed Charges and
  Combined Fixed Charges and
  Preferred Stock Dividend Requirements.....................   S-6
Selected Consolidated Financial Data........................   S-7
Description of Floating Rate Senior Notes...................   S-9
Taxation in the United States...............................  S-12
Underwriting................................................  S-13
Legal Opinions..............................................  S-15

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................   ii
Forward-Looking Statements..................................   ii
Where You Can Find More Information.........................  iii
The Corporation.............................................    1
Supervision and Regulation..................................    2
The Trusts..................................................    3
Consolidated Ratios of Earnings to Fixed Charges............    4
Consolidated Ratios of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.............................    4
Use of Proceeds.............................................    5
Description of Debt Securities..............................    5
Description of Junior Subordinated Debentures...............   15
Description of Preferred Stock..............................   23
Description of Trust Preferred Securities...................   26
Description of Trust Preferred Securities Guarantee.........   35
Relationship Among Trust Preferred Securities, Junior
  Subordinated Debentures and
  Trust Preferred Securities Guarantee......................   37
Book-Entry Procedures.......................................   39
Plan of Distribution........................................   41
ERISA Matters...............................................   42
Legal Opinions..............................................   44
Experts.....................................................   44

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AND THE OFFERING OF THE FLOATING RATE SENIOR NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS WHO RECEIVE THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE, AND MAY NOT BE USED IN CONNECTION WITH, AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER BY ANY PERSON NOT QUALIFIED TO MAKE SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. SEE "UNDERWRITING." THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR ANY SALE OF THE FLOATING RATE SENIOR NOTES.

                             ---------------------

     In the United Kingdom, this prospectus supplement and the accompanying prospectus have not been approved by an authorized person in accordance with the provisions of the Financial Services and Markets Act 2000 ("FSMA"). Accordingly, in the United Kingdom this prospectus supplement and the accompanying prospectus are only being delivered to persons who have professional experience in matters relating to investments and who fall within the category of persons set out in
Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"), high net worth entities falling within
Article 49(2) of the Order, and other persons to whom they may lawfully be communicated. Any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is available only to such persons and will be engaged in only with such persons. Any other person who receives this prospectus supplement and the accompanying prospectus in the United Kingdom should not rely or act upon them. By accepting this prospectus supplement and the accompanying prospectus in the United Kingdom, the recipient represents and warrants that it is lawfully entitled to receive this prospectus supplement and the accompanying prospectus.

     In connection with the issue, HSBC Securities (USA) Inc. or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the floating rate senior notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on HSBC Securities (USA) Inc. or any of its agents to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

                                 HSBC USA INC.

     HSBC USA Inc., a Maryland corporation, is a New York State-based bank holding company registered under the Bank Holding Company Act of 1956, as amended. We may refer to ourselves as "we" or as the "corporation" in this prospectus supplement.

     At June 30, 2002, the corporation and its subsidiaries together had the following assets, deposits and shareholders' equity:

Assets......................................................  $87.1 Billion
Deposits....................................................  $55.6 Billion
Shareholders' equity........................................  $ 7.2 Billion

HSBC NORTH AMERICA INC.

     All of our common stock is owned by HSBC North America Inc., which we refer to as "HNAI." HNAI is in turn an indirect wholly owned subsidiary of HSBC Holdings plc, which we refer to as "HSBC." HSBC, the ultimate parent company of HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited and other financial services companies, is an international banking and financial services organization with major commercial and investment banking franchises operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. The principal executive offices of HSBC are located in London, England. HSBC, with consolidated total assets of $746 billion at June 30, 2002, is one of the world's largest banking and financial services organizations.

HSBC BANK USA

     Our principal subsidiary, HSBC Bank USA, which we refer to as the "Bank", had assets of $84.2 billion and deposits of $56.3 billion at June 30, 2002. We are also a participant in a joint venture, Wells Fargo HSBC Trade Bank, which was established by Wells Fargo & Company and HSBC in October 1995 to provide trade services to importers and exporters in the western United States.

     The Bank's domestic operations encompass the State of New York, as well as two branches in Pennsylvania, eight branches in Florida and four branches in California. Selected commercial and consumer banking products are offered on a national basis. The Bank is engaged in a general commercial banking business, offering a full range of banking products and services to individuals, including high-net-worth individuals, corporations, institutions and governments. Through its affiliation with HSBC, the Bank offers its customers access to global markets and services. In turn, the Bank plays a role in the delivery and processing of other HSBC products. In addition to its domestic offices, the Bank maintains foreign branch offices, subsidiaries and/or representative offices in the Caribbean, Europe, Panama, Asia, Latin America and Australia.

                                USE OF PROCEEDS

     We estimate that we will receive $     million, after deducting offering
expenses and underwriting commissions, from the sale of the floating rate senior notes. These proceeds will be used by us and/or our subsidiaries for general corporate purposes, which may include one or more of the following: investments in and advances to our subsidiaries, including the Bank, and financing future acquisitions of financial institutions, as well as banking and other assets.

                                 CAPITALIZATION

     The following table sets forth our historical capitalization as of June 30, 2002 and as adjusted to give effect to the issuance of the floating rate senior notes offered by this prospectus supplement.

                                                                 AS OF JUNE 30, 2002
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                  ($ IN THOUSANDS)
LONG TERM DEBT
7.25% Subordinated notes due 2002...........................  $   250,000   $   250,000
Floating rate subordinated notes due 2002 (5.00%)...........      245,491       245,491
7.00% Subordinated notes due 2006...........................      298,908       298,908
5.875% Subordinated notes due 2008..........................      228,037       228,037
6.625% - 9.70% Subordinated notes due 2009..................      586,719       586,719
Floating rate subordinated notes due 2009 (5.25%)...........      124,320       124,320
7.00% Subordinated notes due 2011...........................      114,709       114,709
9.50% Subordinated debentures due 2014......................      164,777       164,777
9.125% - 9.30% Subordinated debentures due 2021.............      217,133       217,133
7.20% Subordinated debentures due 2097......................      214,996       214,996
Perpetual capital notes (2.125%)............................      123,863       123,863
                                                              -----------   -----------
Total subordinated debt & perpetual capital notes...........    2,568,953     2,568,953
                                                              -----------   -----------
7.808% Capital securities due 2026..........................      200,000       200,000
8.38% Capital securities due 2027...........................      200,000       200,000
7.75% Capital securities due 2026...........................      136,556       136,556
7.53% Capital securities due 2026...........................      198,404       198,404
                                                              -----------   -----------
Total guaranteed mandatorily redeemable preferred
  securities................................................      734,960       734,960
                                                              -----------   -----------
Floating rate note due HSBC Holdings plc 2003 (2.14%).......      350,000       350,000
8.375% Debentures due 2007..................................      103,211       103,211
Medium-term floating rate note due 2040 (1.71%).............       24,999        24,999
Fixed rate Federal Home Loan Bank of New York advances......       14,148        14,148
Collateralized mortgage obligations.........................        1,179         1,179
Collateralized repurchase agreements........................      762,854       762,854
Other notes payable.........................................       30,439        30,439
Obligations under capital leases............................       24,380        24,380
Floating rate senior notes due 2004 offered by this
  prospectus supplement.....................................           --       300,000
                                                              -----------   -----------
Total non-subordinated debt & capital leases................    1,311,210     1,611,210
                                                              -----------   -----------
Total long term debt........................................    4,615,123     4,915,123
                                                              -----------   -----------
SHAREHOLDERS' EQUITY
Preferred stock.............................................      500,000       500,000
Common stock, $5 par; authorized -- 150,000,000 shares,
  issued -- 704 shares......................................            4             4
Capital surplus.............................................    6,042,160     6,042,160
Retained earnings...........................................      552,126       552,126
Accumulated other comprehensive income......................      106,736       106,736
                                                              -----------   -----------
Total shareholders' equity..................................    7,201,026     7,201,026
                                                              -----------   -----------
TOTAL CAPITALIZATION........................................  $11,816,149   $12,116,149
                                                              ===========   ===========

---------------

* Interest rates on the floating rate notes in effect at June 30, 2002 are shown in parenthesis.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
                           AND COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The corporation's ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements are set forth below for the periods indicated.

                                                  SIX MONTHS
                                                ENDED JUNE 30,       YEARS ENDED DECEMBER 31,
                                                --------------   --------------------------------
                                                2002     2001    2001   2000   1999   1998   1997
                                                -----    -----   ----   ----   ----   ----   ----
Earnings to Fixed Charges:
  Excluding interest on deposits.............   3.38     2.53    1.84   2.01   3.99   3.43   3.05
  Including interest on deposits.............   1.82     1.41    1.22   1.28   1.69   1.65   1.66
Earnings to Combined Fixed Charges and
  Preferred Stock Dividend Requirements:
  Excluding interest on deposits.............   3.16     2.40    1.73   1.92   3.99   3.43   3.03
  Including interest on deposits.............   1.78     1.39    1.21   1.26   1.69   1.65   1.66

     For purposes of computing both the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income before the cumulative effect of a change in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Fixed charges, including interest on deposits, include all interest expense and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated historical financial information for the corporation for each of the years in the five-year period ended December 31, 2001 and for the six-month periods ended June 30, 2001 and 2002. Such information has been derived from, should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the notes accompanying them, incorporated by reference in the prospectus. The financial information for the five years ended December 31, 2001 has been derived from our audited consolidated financial statements.

     The unaudited financial information for the six-month periods ended June 30, 2001 and 2002 has been derived from our unaudited consolidated financial statements. In the opinion of our management, the unaudited consolidated financial statements used to prepare the six-month information contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for the six-month periods ended June 30, 2001 and 2002 do not necessarily predict the results which may be expected for any other period or for the fiscal year as a whole.

     HSBC acquired Republic New York Corporation ("Republic") and merged it with the corporation on December 31, 1999. The acquisition was accounted for as a purchase by the corporation so that the fair value of the assets and liabilities of Republic are included in balances as of year end 1999. Accordingly, the results of operations of Republic are included with those of the corporation for the periods subsequent to the acquisition.

                                          SIX MONTHS ENDED
                                              JUNE 30,                       YEARS ENDED DECEMBER 31,
                                         -------------------   ----------------------------------------------------
                                           2002       2001       2001     2000(1)    1999(1)      1998       1997
                                         --------   --------   --------   --------   --------   --------   --------
                                             (UNAUDITED)
                                                                      ($ IN MILLIONS)
SUMMARY INCOME STATEMENT:
Net interest income....................  $1,156.0   $1,115.6   $2,265.3   $2,118.5   $1,225.9   $1,165.3   $1,173.4
                                         --------   --------   --------   --------   --------   --------   --------
Securities transactions................     104.3      125.8      149.3       28.8       10.1       13.8       17.4
Interest on Brazilian tax settlement...        --         --         --         --       13.1       32.7         --
Other operating income.................     439.0      434.8      946.4      803.6      440.8      413.6      342.0
                                         --------   --------   --------   --------   --------   --------   --------
Total other operating income...........     543.3      560.6    1,095.7      832.4      464.0      460.1      359.4
                                         --------   --------   --------   --------   --------   --------   --------
Princeton Note Matter..................        --         --      575.0         --         --         --         --
Other operating expenses...............     924.7      975.2    1,968.0    1,905.8      827.9      780.2      781.4
Provision for credit losses............     129.7       95.5      238.4      137.6       90.0       80.0       87.4
                                         --------   --------   --------   --------   --------   --------   --------
Income before taxes and the cumulative
  effect of accounting change..........     644.9      605.5      579.6      907.5      772.0      765.2      664.0
Applicable income tax expense..........     237.0      236.2      226.0      338.5      308.3      238.1      193.0
                                         --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  accounting change....................     407.9      369.3      353.6      569.0      463.7      527.1      471.0
                                         --------   --------   --------   --------   --------   --------   --------
Cumulative effect of accounting
  change -- implementation of SFAS 133,
  net of tax...........................        --       (0.5)      (0.5)        --         --         --         --
                                         --------   --------   --------   --------   --------   --------   --------
Net income.............................  $  407.9   $  368.8   $  353.1   $  569.0   $  463.7   $  527.1   $  471.0
                                         ========   ========   ========   ========   ========   ========   ========
Adjusted net income(2).................  $  407.9   $  454.7   $  522.8   $  738.3   $  490.2   $  558.0   $  497.0
                                         ========   ========   ========   ========   ========   ========   ========
SELECTED PERIOD END BALANCES:
Total assets...........................  $ 87,148   $ 85,423   $ 87,114   $ 83,035   $ 87,246   $ 33,944   $ 31,518
Loans..................................    41,694     41,988     40,923     40,418     38,330     24,049     21,622
Allowance for credit losses............       540        538        506        525        638        380        409
Deposits...............................    55,634     58,038     56,507     56,043     56,432     26,266     22,817
Goodwill...............................     2,767      2,922      2,778      3,100      3,167        248        276
Long term debt.........................     4,615      4,818      4,491      5,097      5,885      1,748      1,708
Common shareholders' equity............     6,701      6,857      6,549      6,834      6,717      2,228      2,039
Total shareholders' equity.............     7,201      7,357      7,049      7,334      7,217      2,228      2,039
Ratio of shareholders' equity to total
  assets...............................      8.26%      8.61%      8.09%      8.83%      8.27%      6.56%      6.47%

                                          SIX MONTHS ENDED
                                              JUNE 30,                       YEARS ENDED DECEMBER 31,
                                         -------------------   ----------------------------------------------------
                                           2002       2001       2001     2000(1)    1999(1)      1998       1997
                                         --------   --------   --------   --------   --------   --------   --------
                                             (UNAUDITED)
                                                                      ($ IN MILLIONS)
SELECTED FINANCIAL RATIOS(3):
Rate of return on
  Total assets.........................      0.94%      0.87%      0.41%      0.69%      1.35%      1.60%      1.62%
  Total common shareholder's equity....     12.02      10.50       4.80       8.22      20.31      24.93      22.93
Total shareholders' equity to total
  assets...............................      8.15       8.60       8.50       8.56       6.67       6.44       7.14
Allowance for credit losses as a % of
  total loans at period end............      1.30       1.28       1.24       1.30       1.66       1.58       1.89
Nonaccruing loans as a % of total loans
  at period end........................      1.00       0.93       1.02       1.05       0.90       1.40       1.44
Nonaccruing loans, other real estate
  and other owned assets as a % of
  total assets at period end...........      0.49       0.48       0.50       0.53       0.41       1.02       1.02

---------------

(1) Results of operations and balances for 2000 and 1999 were restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

(2) With the adoption of SFAS No. 142 "Goodwill and Other Intangibles" on January 1, 2002, the Company is no longer required to amortize goodwill. Accordingly, for prior periods presented, goodwill amortization has been excluded from adjusted amounts for consistency purposes. The remaining amortization relates to identifiable intangible assets.

(3) Based on average daily balances.

                   DESCRIPTION OF FLOATING RATE SENIOR NOTES

     We provide information to you about the floating rate senior notes (referred to in the accompanying prospectus as "senior debt securities") in two documents that progressively provide more detail -- this prospectus supplement and the accompanying prospectus. Since the terms of these floating rate senior notes may differ from the general terms of the senior debt securities described in the prospectus, you should rely on the information in this prospectus supplement over contradictory information in the prospectus. You should read the prospectus and this prospectus supplement together for a complete description of the floating rate senior notes. Terms that are capitalized but not defined in this prospectus supplement have been defined in the accompanying prospectus.

GENERAL

     The floating rate senior notes will be limited to $300,000,000 aggregate
principal amount and will mature on       , 2004 (the "maturity date"). We will
issue the floating rate senior notes under an indenture to be dated       , 2002
(the "indenture"). The indenture will be executed by the corporation and Wells Fargo Bank Minnesota, National Association, as indenture trustee (the "indenture trustee") and will be substantially identical to the Senior Indenture described in the accompanying prospectus (except that it will have a different date of signature and a different indenture trustee) and will be substantially in the form of the form of senior indenture filed as an exhibit to the registration statement related to the accompanying prospectus.

     We will sell the floating rate senior notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The floating rate senior notes will bear interest at the 3-month U.S. Dollar London interbank
offered rate ("LIBOR") plus   basis points.

     For the initial period of           up to (but not including)           ,
interest on the floating rate senior notes will be payable in arrears on      at
the LIBOR rate as of           plus   basis points. Thereafter, interest on the
floating rate senior notes will be payable in arrears at the LIBOR rate on the
  calendar day of each           ,           ,           and           , plus
basis points, beginning on           and ending on           (each of these
dates and           is an interest payment date and the date two London business days prior to each of these dates is an interest determination date). For each period beginning on, and including, an interest payment date and ending on, but not including, the following interest payment date, interest will be paid at the LIBOR rate determined on the interest determination date for that period plus basis points.

     If any interest payment date falls on a day which is not a business day, such interest payment date shall be postponed to the next day that is a business day unless that day falls in the next calendar month, in which case the interest payment date shall be the first business day which precedes that day. A business day is any day that is not a Saturday or Sunday and that, in the City of New York, New York or London, England, is not a day on which banking institutions generally are authorized or obligated by law to close.

     On each interest payment date, LIBOR will be determined by Wells Fargo Bank Minnesota, National Association (the "calculation agent") and shall be the three-month rate for deposits in U.S. dollars commencing on the second London business day immediately following such interest determination date that appears on the designated LIBOR page as of 11:00 a.m., London time, on such interest determination date. The designated LIBOR page is page 3750 on Bridge Telerate, Inc., or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars. Page 3750 is the display designated as page "3750" on Bridge Telerate, Inc., or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits. A London business day is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     If no rate appears on the designated LIBOR page, the calculation agent will determine LIBOR for such interest determination date as follows:

     (a) The calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a quarterly period, commencing on the second London business day immediately following such interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such interest determination date and in a principal amount of not less that $1,000,000.

     (b) If at least two such quotations are provided, LIBOR determined on such interest determination date will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards) of such quotations.

     (c) If fewer than two quotations are provided, LIBOR determined on such interest determination date will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m. in the City of New York on such interest determination date, by three major banks in the City of New York selected by the calculation agent for loans in U.S. dollars to leading European banks, for a quarterly period and in a principal amount of not less than $1,000,000.

     (d) If the banks so selected by the calculation agent are not providing quotations as mentioned above, LIBOR will remain unchanged from the previous quarterly period.

     The floating rate senior notes are not redeemable prior to maturity. See "Description of Debt Securities Senior Debt Securities -- Redemption" in the accompanying prospectus. The floating rate senior notes are not subject to any sinking fund. Provisions of the indenture relating to defeasance will be applicable to the floating rate senior notes. Defeasance of the corporation's obligations with respect to the floating rate senior notes is subject to the prior written approval of the Federal Reserve Board and the Bank of England. See "Description of Debt Securities Defeasance and Covenant Defeasance" in the prospectus.

     If an Event of Default (described in the accompanying prospectus) with respect to floating rate senior notes occurs and is continuing, either the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding floating rate senior notes may declare the principal amount of and all accrued but unpaid interest on all the floating rate senior notes to be due and payable immediately, by a written notice to us (and to the indenture trustee, if given by holders), and upon such a declaration this principal amount (or specified amount) and interest shall become immediately due and payable. At any time after a declaration of acceleration with respect to floating rate senior notes has been made, but before a judgment or decree for payment of the money due has been obtained by the indenture trustee, the holders of a majority in principal amount of outstanding floating rate senior notes may, under certain circumstances, rescind and annul the declaration and its consequences, if all Events of Default have been cured or, if permitted, waived, and all payments due (other than those due as a result of acceleration) have been made or provided for.

     We and each holder of a floating rate senior note (including a subsequent purchaser of a floating rate senior note) agree to treat the floating rate senior notes as indebtedness for U.S. federal income tax purposes.

NO PAYMENT OF ADDITIONAL AMOUNTS

     In the event that any payment on a floating rate senior note by us or any paying agent is subject to withholding of United States federal income tax (as a result of a change in law or otherwise), we will not pay additional amounts to the holders of the floating rate senior notes. See "Taxation in the United States."

BOOK-ENTRY SYSTEM

     The floating rate senior notes will be issued in book-entry form represented by one or more global securities in registered form (each, a "global note"). Each global note will be held through The Depository Trust Company ("DTC"), as depositary, and will be registered in the name of Cede & Co., as nominee of

DTC. Investors may elect to hold interests in the global notes through either DTC (in the United States) or the Euroclear System ("Euroclear") or Clearstream Banking S.A. ("Clearstream") (outside the United States), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will each hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of a DTC Participant, which in turn will hold such interests in customers' securities accounts in the DTC Participants' names on the books of DTC.

     So long as DTC or its nominee is the registered holder of a global note, DTC or its nominee, as applicable, will be considered the sole owner or holder of the floating rate senior notes represented by such global note for all purposes under the indenture (a "holder" for purposes of the indenture). Except as provided below, owners of beneficial interests in a global note will not be entitled to have floating rate senior notes registered in their names, will not receive or be entitled to receive physical delivery of floating rate senior notes in certificated form and will not be considered holders thereof under the indenture. Accordingly, in order to exercise any rights of a holder of floating rate senior notes under the indenture, each person owning a beneficial interest in the global note representing the floating rate senior notes must rely on the procedures of DTC or, if such person is not a DTC Participant (as defined in the prospectus), on the procedures of the DTC Participant and, if applicable, the indirect participant (as defined in the prospectus) through which such person owns its interest. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to own, transfer or pledge beneficial interests in a global note.

     If DTC is at any time unwilling, unable or ineligible to continue as a depositary with respect to the floating rate senior notes and a successor depositary is not appointed by the corporation within 90 days, the corporation will issue registered floating rate senior notes in certificated form in exchange for beneficial interests in the global notes representing such floating rate senior notes. In addition, the corporation may at any time determine not to have floating rate senior notes represented by global notes and, in such event, will issue registered floating rate senior notes in certificated form in exchange for the global notes. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery in certificated form of a floating rate senior note or floating rate senior notes equal in principal amount to such beneficial interest and to have such floating rate senior note or floating rate senior notes registered in its name.

     As described above, floating rate senior notes issued in book-entry form through the facilities of DTC may be transferred or exchanged only through a DTC Participant or an indirect participant. No service charge will be made for any registration of transfer or exchange of floating rate senior notes issued in certificated form, but the company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

ABOUT THE INDENTURE TRUSTEE

     The indenture trustee, Wells Fargo Bank Minnesota, National Association, is a U.S. national banking association with its corporate trust office at 213 Court Street, Suite 703, Middletown, CT 06457. The parent company of the indenture trustee, Wells Fargo & Co. and we are engaged together in a joint venture which provides trade services to importers and exporters in the western United States. In addition, we and the underwriter and our and its respective subsidiaries, maintain banking relationships with the indenture trustee.

GLOBAL CLEARANCE, SETTLEMENT AND PAYMENT PROCEDURES

     You will be required to make your initial payment for the floating rate senior notes in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the DTC Participant through which that clearing system holds floating rate senior notes; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the DTC Participant acting on its behalf to take action to effect final settlement on its behalf by delivering or receiving floating rate senior notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective DTC Participants.

     Because of time-zone differences, credits of floating rate senior notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such floating rate senior notes settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of floating rate senior notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of floating rate senior notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

                         TAXATION IN THE UNITED STATES

     Under current United States federal income and estate tax law:

          (a) payment on a floating rate senior note by us or any of our paying agents to a holder that is a non-U.S. holder (defined below) will not be subject to withholding of United States federal income tax, provided that, with respect to payments of interest, (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the corporation and is not a "controlled foreign corporation" for United States federal income tax purposes related to the corporation through stock ownership and (ii) the beneficial owner of a floating rate senior note provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder);

          (b) a holder of a floating rate senior note that is a non-U.S. holder will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of the floating rate senior note, unless
     (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States; and

          (c) a floating rate senior note will not be subject to United States federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the corporation and, at the time of such holder's death, payments of interest on such floating rate senior note would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

     Payments on a floating rate senior note owned by a non-U.S. holder will not be subject to United States information reporting requirements, and backup withholding tax will not apply to payments on such floating rate note, if the statement described in clause (a) (ii) of the preceding paragraph is duly provided to us or any of our paying agents.

     Payment on a floating rate senior note by the United States office of a custodian, nominee or other agent of the beneficial owner of such floating rate senior note will be subject to information reporting requirements and potentially backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a floating rate senior note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations), provided that such broker (i) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States, (ii) is not a controlled foreign corporation for United States federal income tax purposes and (iii) is not a foreign partnership that, at any time during its taxable year, is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business. Payment of the proceeds of the sale of a floating rate senior note effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker generally has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a floating rate senior note by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     For purposes of applying the rules set forth under this heading "Taxation in the United States" to an entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

     For purposes of the discussion under this heading "Taxation in the United States," a "non-U.S. holder" is a holder of a floating rate senior note that is not a "United States person." A "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "underwriting agreement") between the corporation and HSBC Securities (USA) Inc. (the "underwriter"), the corporation has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the corporation, $300,000,000 aggregate principal amount of floating rate senior notes.

     The underwriter has advised the corporation that it proposes initially to offer the floating rate senior notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain
dealers at such price less a concession not in excess of   % of the principal
amount of the floating rate senior notes. The underwriter may allow, and such
dealers may reallow, a discount not in excess of   % of the principal amount of
the floating rate senior notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The underwriting agreement provides that the corporation will indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriter may be required to make in respect thereof, and the corporation will pay the corporation's expenses related to this offering, which we estimate will be $ .

     The floating rate senior notes are a new issue of securities which will not be listed on any securities exchange. The underwriter has advised the corporation that the underwriter currently intends to make a market in the floating rate senior notes, as permitted by applicable laws and regulations. The underwriter is not obligated, however, to make a market in the floating rate senior notes and may discontinue any such market-making at any time at its sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the floating rate senior notes.

     The underwriter and its affiliates may be customers of, engage in transactions with and perform services for the corporation and its subsidiaries in the ordinary course of business.

     In connection with the offering made hereby, the underwriter may purchase and sell the floating rate senior notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriter in connection with the offering. Short positions created by the underwriter involve the sale by the underwriter of a greater aggregate principal amount of floating rate senior notes than it is required to purchase from the corporation. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the floating rate senior notes. The underwriter may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the floating rate senior notes sold in the offering may be reclaimed by the underwriter if such floating rate senior notes are repurchased by the underwriter in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the floating rate senior notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Because the underwriter is an affiliate of the corporation, the offering of the floating rate senior notes is being conducted in accordance with the applicable provisions of Rule 2720 of the Conduct Rules (the "conduct rules") of the National Association of Securities Dealers, Inc. (the "NASD") and with any restrictions imposed on the underwriter by the Federal Reserve Board. In accordance with the conduct rules, an NASD member participating in the distribution of the floating rate senior notes is not permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent of the member's customer. The underwriter has no obligation to make a market in the floating rate senior notes and, if commenced, may discontinue its market-making activities at any time without notice, at its sole discretion. Furthermore, the underwriter may be required to discontinue its market-making activities during periods when the corporation is seeking to sell certain of its securities or when the underwriter, such as by means of its affiliation with the corporation, learns of material non-public information relating to the corporation. The underwriter would not be able to recommence its market-making activities until such sale has been completed or such information has become publicly available, It is not possible to forecast the impact, if any, that any such discontinuance may have on the market for the floating rate senior notes. Although other broker-dealers may make a market in the floating rate senior notes from time to time, there can be no assurance that any other broker-dealer will do so at any time when the underwriter discontinues its market-making activities. In addition, any such broker-dealer that is engaged in market-making activities may thereafter discontinue such activities at any time at its sole discretion.

     This prospectus supplement and the prospectus may be used by the underwriter in connection with offers and sales related to market-making activities. The underwriter may act as principal or agent in any such transactions. Such sales will be made at negotiated prices related to prevailing market prices at the time of sale.

     The floating rate senior notes are offered for sale in those jurisdictions in the United States and Europe where it is legal to make such offers.

     The underwriter has represented and agreed that it has not and will not offer, sell or deliver any of the floating rate senior notes directly or indirectly, or distribute this prospectus supplement or the prospectus or any other offering material relating to the floating rate senior notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the corporation except as set forth in the underwriting agreement.

     The underwriter has represented, warranted and agreed that:

          (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any floating rate senior notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

          (ii) it has only communicated and cause to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any floating rate senior notes in circumstances in which Section 21(1) of the FSMA would not, if we were not an authorized person, apply to us; and

          (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the floating rate senior notes in, from or otherwise involving the United Kingdom.

                                 LEGAL OPINIONS

     Certain legal matters with respect to the validity of our floating rate senior notes offered hereby will be passed upon by Cleary, Gottlieb, Steen & Hamilton, special counsel to the corporation, and for the underwriter by Shaw Pittman LLP, a limited liability partnership including professional corporations. From time to time Shaw Pittman LLP acts as counsel to the corporation and certain of its affiliates on various matters.

PROSPECTUS

                                      LOGO

DEBT SECURITIES, JUNIOR SUBORDINATED DEBENTURES, PREFERRED STOCK AND GUARANTEES
                         OF TRUST PREFERRED SECURITIES

                            HSBC USA CAPITAL TRUST V
                           HSBC USA CAPITAL TRUST VI
                          TRUST PREFERRED SECURITIES,
           GUARANTEED BY HSBC USA INC. TO THE EXTENT DESCRIBED HEREIN
                             ---------------------

     We may offer and sell securities from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

     Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The prospectus supplement may update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

HSBC USA INC.

     Under this prospectus, we may offer and sell the following securities:

     - senior debt securities,

     - subordinated debt securities,

     - junior subordinated debentures,

     - preferred stock, and

     - guarantees of trust preferred securities.

THE TRUSTS

     Under this prospectus, HSBC USA Capital Trust V and HSBC USA Capital Trust VI may offer and sell trust preferred securities, guaranteed to the extent described herein by HSBC USA Inc.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                 The date of this prospectus is April 24, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................   ii
Forward-Looking Statements..................................   ii
Where You Can Find More Information.........................  iii
The Corporation.............................................    1
Supervision and Regulation..................................    2
The Trusts..................................................    3
Consolidated Ratios of Earnings to Fixed Charges............    4
Consolidated Ratios of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.............................    4
Use of Proceeds.............................................    5
Description of Debt Securities..............................    5
Description of Junior Subordinated Debentures...............   15
Description of Preferred Stock..............................   23
Description of Trust Preferred Securities...................   26
Description of Trust Preferred Securities Guarantee.........   35
Relationship Among Trust Preferred Securities, Junior
  Subordinated Debentures and Trust Preferred Securities
  Guarantee.................................................   37
Book-Entry Procedures.......................................   39
Plan of Distribution........................................   41
ERISA Matters...............................................   42
Legal Opinions..............................................   44
Experts.....................................................   44

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement (Nos. 333-42421, 333-42421-01 and 333-42421-02) that we filed with the United States
Securities and Exchange Commission, or the "SEC." By using this shelf registration statement, we may sell up to $1,125,000,000 offering price of any combination of the securities described in this prospectus from time to time and in one or more offerings, or the trusts may sell up to $1,000,000,000 offering price of trust preferred securities. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "Where You Can Find More Information."

     This prospectus does not contain separate financial statements for the trusts. We file consolidated financial information with the SEC that includes information for each of the trusts. The trusts do not have any independent function other than to issue securities and to purchase junior subordinated debentures issued by us. We do not believe that additional financial information regarding the trusts would be useful to you.

     You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is accurate only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

     Unless otherwise indicated, all references in this prospectus to the "Corporation," "we," "our" or "HSBC USA" refers to HSBC USA Inc. and its subsidiaries. All references to the "Bank" refers to HSBC Bank USA.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement and the additional information described under the heading "Where You Can Find More Information" may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations set forth under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K and under the same or similar headings in our Quarterly Reports on Form 10-Q. Forward-looking statements may also be found in our other filings made with the SEC.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to: sharp and/or rapid changes in interest rates; significant changes in the economic conditions which could materially change anticipated credit quality trends and the ability to generate loans; technology changes and challenges; significant changes in accounting, tax or regulatory requirements; and competition in the geographic and business areas in which we conduct our operations. You are cautioned not to put undue reliance on any forward-looking statements. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should also consider any other factors contained in this prospectus or in any accompanying supplement, including the information incorporated by reference into this prospectus or into any accompanying supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001 and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                 HSBC USA Inc.
                                452 Fifth Avenue
                            New York, New York 10018
                                 (212) 525-6100

                                THE CORPORATION

     HSBC USA Inc., a Maryland corporation, is a New York State-based bank holding company registered under the Bank Holding Company Act of 1956, as amended. At December 31, 2001, we had consolidated total assets of $87.1 billion and employed approximately 14,100 full- and part-time employees.

     All of our common stock is owned by HSBC North America Inc., which we refer to as "HNAI." HNAI is in turn an indirect wholly owned subsidiary of HSBC Holdings plc, which we refer to as "HSBC." HSBC, the ultimate parent company of HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited and other financial services companies, is an international banking and financial services organization with major commercial and investment banking franchises operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. The principal executive offices of HSBC are located in London, England. HSBC, with consolidated total assets of $696 billion at December 31, 2001, is one of the world's largest banking and financial services organizations.

     Our principal subsidiary, HSBC Bank USA, which we refer to as the "Bank," had assets of $84.2 billion and deposits of $58.2 billion at December 31, 2001. We are also a participant in a joint venture, Wells Fargo HSBC Trade Bank, which was established by Wells Fargo & Company and HSBC in October 1995 to provide trade services to importers and exporters in the western United States.

     The Bank's domestic operations encompass the State of New York, as well as two branches in Pennsylvania, eight branches in Florida and three branches in California. Selected commercial and consumer banking products are offered on a national basis. The Bank is engaged in a general commercial banking business, offering a full range of banking products and services to individuals, including high-net-worth individuals, corporations, institutions and governments. Through its affiliation with HSBC, the Bank offers its customers access to global markets and services. In turn, the Bank plays a role in the delivery and processing of other HSBC products. In addition to its domestic offices, the Bank maintains foreign branch offices, subsidiaries and/or representative offices in the Caribbean, Europe, Panama, Asia, Latin America and Australia.

     On January 1, 2001, the Bank acquired the Panama branches of HSBC Bank plc for approximately $22 million in cash. The purchase included two branches in Panama City, one in the Colon Free Trade Zone, one in Colon and one in Aguadulce. In that transaction, the Bank acquired approximately $500 million in assets and assumed $450 million in customer and bank deposits. The asset was accounted for as a transfer of assets between companies under common control at HSBC Bank plc's historical cost.

     On April 1, 2001, the Bank acquired approximately a 5% interest in the voting shares of HSBC Republic Bank (Suisse) S.A., which we refer to as the "Swiss Bank," an affiliate of the Bank, in exchange for the contribution by the Bank to the Swiss Bank of private banking businesses conducted by the Bank's Singapore and Hong Kong branches. The 5% interest represents the fair value of the businesses transferred to the Swiss Bank and is being accounted for using the equity method of accounting. The Bank retained its banknotes activities in Singapore and its banknotes and foreign currency businesses in Hong Kong, and maintained its branch license in each location.

     The Swiss Bank transaction is another step in an internal reorganization of the HSBC's global private banking operations, which began in late 2000. The Swiss Bank, a Switzerland based banking affiliate, will manage much of the HSBC's worldwide private banking business. The Swiss Bank is a non-U.S. bank chartered and regulated under the banking laws of Switzerland.

     In December 2001, we settled civil law suits brought by 51 of the 53 Japanese plaintiffs who have asserted claims arising from the involvement of our subsidiary, Republic New York Securities Corporation, in the Princeton Note matter. Please see our Annual Report on Form 10-K for the year ended December 31, 2001 for additional details.

                           SUPERVISION AND REGULATION

     We, along with HSBC and the Bank, are subject to extensive federal and state supervision and regulation in the United States. Banking laws and regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation, or "FDIC," and the State of New York Banking Department govern many aspects of our U.S. business.

     We are subject to supervision, regulation and examination by the Federal Reserve Board because we are a bank holding company under the U.S. Bank Holding Company Act of 1956, or the "BHCA," as a result of our ownership of the Bank. The Bank, as a New York state-chartered bank, is a member of the Federal Reserve System and subject to regulation, supervision and examination by both the Federal Reserve Board and the State of New York Banking Department. The deposits of the Bank are insured by the FDIC and are subject to relevant FDIC regulation.

     The BHCA and the International Banking Act of 1978, or "IBA", impose certain limits and requirements on HSBC's U.S. activities and investments and certain companies in which HSBC holds direct or indirect investment. HSBC is generally prohibited from acquiring, directly or indirectly, ownership or control of more than 5% of the voting shares of any company engaged in the United States in activities other than banking and certain activities closely related to banking. Following the enactment of the Gramm-Leach-Bliley Act, effective March 11, 2000, and HSBC's election to be treated as a financial holding company thereunder, HSBC's permitted activities in the United States have been expanded, enabling it to offer a more complete line of financial products and services. HSBC is also generally prohibited from acquiring, directly or indirectly, ownership or control of more than 5% of the voting shares of, or substantially all the assets of, or exercising control over, any U.S. bank or bank holding company without the prior approval of the Federal Reserve Board. However, as a qualifying foreign banking organization under Federal Reserve Board regulations, HSBC may engage in the United States in certain limited non-banking activities and hold certain investments that would otherwise not be permissible under U.S. law.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the "Riegle-Neal Act," permits a bank holding company or foreign banking organization, with Federal Reserve Board approval, to acquire a bank located in a state other than the organization's U.S. "home" state, subject to certain restrictions, and a national or state-chartered bank to merge across state lines or to establish or acquire branches in other states, subject to various state law requirements or restrictions. In general, the Riegle-Neal Act provides a non-U.S. bank with interstate branching and expansion rights similar to those of a national or state-chartered bank located in its "home" state.

     The United States is a party to the Basel Convergence Agreement and U.S. banking regulatory authorities have adopted risk-based capital requirements for U.S. banks and bank holding companies that are generally consistent with the agreement. In addition, U.S. bank regulatory authorities have adopted "leverage" capital requirements that require U.S. banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk weighted basis).

     In January 2001, the Federal Reserve Board determined that, as a general matter, a U.S. bank holding company that is owned and controlled by a foreign bank that is a financial holding company that the Federal Reserve Board has determined to be well capitalized and well managed will not be required to comply with the Federal Reserve Board's capital adequacy guidelines. We may rely, and would intend to continue to rely, on the Federal Reserve Board's flexibility with respect to the capital adequacy requirements applicable to intermediate bank holding companies owned and controlled by a non-U.S. financial holding company.

     The Bank, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC's Bank Insurance Fund (calculated using a risk-based assessment system) and to fund the Financing Corporation (a governmental entity established to fund past financial assistance provided to insured savings associations). These assessments are based on deposit levels and other factors.

     The Federal Deposit Insurance Corporation Improvement Act of 1991, or "FDICIA," provides for extensive regulation of depository institutions (such as us and the Bank), including requiring federal banking regulators to take "prompt corrective action" in respect of FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: "well capitalized;" "adequately capitalized;" "undercapitalized;" "significantly undercapitalized;" and "critically undercapitalized." As an insured bank's capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized, and, in many cases, required, to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank, even if it is solvent. In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." If an insured bank becomes "undercapitalized," it is required to submit to federal regulators a capital restoration plan guaranteed by the bank's holding company. The guarantee is limited to 5% of the bank's assets at the time it becomes "undercapitalized" or, should the "undercapitalized" bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." "Significantly undercapitalized" banks may be subject to a number of requirements and restrictions, including requirements to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. "Critically undercapitalized" depository institutions are subject to appointment of a receiver or conservator.

     At December 31, 2001, the Bank was categorized as "well capitalized" under Federal Reserve Board regulations.

                                   THE TRUSTS

     HSBC USA Capital Trust V and HSBC USA Capital Trust VI, formerly Republic New York Capital III and Republic New York Capital IV, respectively, are each a statutory business trust with a term of 54 years formed under Delaware law. We will file with the SEC an amended and restated trust declaration for each trust, each of which we will refer to as a "Trust Agreement," which will state the terms and conditions for each trust to issue and sell its trust preferred securities and trust common securities. We refer to the trust preferred securities and the trust common securities collectively as trust securities. A form of Trust Agreement is incorporated by reference as an exhibit to the registration statement related to this prospectus.

     Each trust will exist solely to:

     - issue and sell to the public its trust preferred securities, representing undivided beneficial interests in the assets of the trust;

     - issue and sell to us its trust common securities, also representing undivided beneficial interests in the assets of trust;

     - use the proceeds from the sale of the trust securities to purchase a series of our junior subordinated debentures;

     - distribute the cash payments it receives on these junior subordinated debentures to the holders of the trust securities;

     - maintain its status as a grantor trust for federal income tax purposes;
       and

     - engage in other activities that are necessary or incidental to these purposes.

     The trust common securities will represent an aggregate liquidation amount equal to at least 3% of each trust's total capitalization. The trust preferred securities will represent the remaining 97% of the trust's total capitalization. The trust common securities will have terms substantially identical to, and will rank equal in priority of payment with, the trust preferred securities. However, if we default on the related junior subordinated debentures, then cash distributions and liquidation, redemption and other amounts payable on the trust common securities will be subordinate in priority of payment to the amounts payable on the trust preferred securities.

     The trust preferred securities will be guaranteed by us as described later in this prospectus.

     We, as depositor, have appointed two trustees and three administrators to conduct each trust's business and affairs:

     - Bankers Trust Company as the property trustee;

     - Bankers Trust (Delaware) as the Delaware trustee; and

     - Three of our officers or employees as the administrators.

     Except under certain limited circumstances, we can remove or replace the trustees. In addition, we can increase or decrease the number of trustees.

     We will pay all fees and expenses related to each trust and each offering of the related trust preferred securities and will pay all ongoing costs and expenses of each trust, except the respective trust's obligations under the related trust preferred securities.

     The trusts will not have separate financial statements. The statements would not be material to holders of the trust preferred securities because no trust will have any independent operations. Each trust exists solely for the reasons summarized above.

     The principal office of each trust will be located at 452 Fifth Avenue, New York, New York, and the telephone number of each trust will be (212) 525-6100.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                      1997   1998   1999   2000   2001
                                                      ----   ----   ----   ----   ----
Excluding interest on deposits......................  3.05   3.43   3.99   2.01   1.84
Including interest on deposits......................  1.66   1.65   1.69   1.28   1.22

     For the purpose of computing the consolidated ratios of earnings to fixed charges, earnings represent consolidated income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits.

           CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                      1997   1998   1999   2000   2001
                                                      ----   ----   ----   ----   ----
Excluding interest on deposits......................  3.03   3.43   3.99   1.92   1.73
Including interest on deposits......................  1.66   1.65   1.69   1.26   1.21

     For the purpose of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings represent consolidated income before income taxes plus fixed charges. Fixed charges and preferred stock dividends excluding interest on deposits consist of interest on long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor) and the pre-tax equivalent of preferred stock dividends. Fixed charges and preferred stock dividends including interest on deposits consist of the foregoing items plus interest on deposits.

                                USE OF PROCEEDS

     Unless stated otherwise in the applicable prospectus supplement, the net proceeds from the sale of the securities will be:

     - used by us and/or our subsidiaries for general corporate purposes, which may include one or more of the following: investments in and advances to our subsidiaries, including the Bank; financing future acquisitions of financial institutions, as well as banking and other assets; and the redemption of certain of our outstanding securities; and

     - used by the respective trusts to purchase our junior subordinated debentures.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The following sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of any debt securities and the extent, if any, to which these general provisions may apply to the particular debt securities will be described in the prospectus supplement relating to these debt securities. In this section, the "corporation," "we," "our" or "HSBC USA" refers solely to HSBC USA Inc. and not its subsidiaries.

     We will issue senior debt securities under an Indenture, dated as of October 24, 1996, as amended by the First Supplemental Indenture dated February 25, 2000, between us and Bankers Trust Company, which we refer to as "Bankers Trust" or the "indenture trustee," as indenture trustee. We refer to this indenture, as amended from time to time, as the "Senior Indenture." We will issue subordinated debt securities under an Indenture, dated as of October 24, 1996, as amended by the First Supplemental Indenture dated December 12, 1996, the Second Supplemental Indenture dated March 1, 1999 and the Third Supplemental Indenture dated February 25, 2000, between us and Bankers Trust, as indenture trustee. We refer to this indenture, as amended from time to time, as the "Subordinated Indenture." We refer to the Senior Indenture and the Subordinated Indenture collectively as the "Indentures." Copies of the Indentures are filed as exhibits to the registration statement related to this prospectus. The following summaries of certain provisions of the Indentures do not purport to be complete and these summaries are qualified in their entirety by reference to all of the provisions of the Indentures, including the definitions therein of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the Indentures.

     Because we are a holding company, our rights and the rights of our creditors, including the holders of the debt securities, to participate in the assets of any subsidiary, including the Bank, upon the subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against such subsidiary.

     The Indentures do not limit the aggregate principal amount of debt securities that may be issued. We may issue debt securities in series up to the aggregate principal amount that may be authorized from time to time by us. The debt securities will be our unsecured obligations (Section 113). The senior debt securities will rank on a parity with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinate in right of payment as described under "-- Subordinated Debt Securities -- Subordination."

     The debt securities may be issued in one or more series of senior debt securities and/or one or more series of subordinated debt securities. A holder should refer to the prospectus supplement relating to the particular series of debt securities offered thereby for the terms of these debt securities, including, where applicable (Section 301):

          (1) the title of the debt securities (which shall distinguish these debt securities from all other series of debt securities);

          (2) the limit, if any, on the aggregate principal amount of the debt securities that may be authenticated and delivered under the applicable Indenture (except for debt securities authenticated and delivered upon transfer of, or in exchange for, or in lieu of, other debt securities of the same series pursuant to Section 304, 305, 306, 1106 or 1307 of the applicable Indenture);

          (3) the dates on which or periods during which these debt securities will be issued, and the dates on, or the range of dates within, which the principal of (and premium, if any, on) these debt securities are or may be payable;

          (4) the rate or rates at which the debt securities will bear interest, if any, or the method by which the rate or rates will be determined, and the date or dates from which interest, if any, will accrue and, in the case of registered securities, the regular record dates for the interest payable on the interest payment dates;

          (5) the date or dates on which interest, if any, on the debt securities will be payable and the regular record date, if any, for the interest payment dates or the method by which the date or dates will be determined;

          (6) the place or places where (i) the principal of and premium, if any, and any interest on the debt securities will be payable, (ii) debt securities may be surrendered for registration of transfer, (iii) debt securities may be surrendered for exchange, and (iv) notices to or upon us in respect of the debt securities and the applicable Indenture may be served;

          (7) the period or periods within which or the dates on which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed, if any, in whole or in part, at our option or otherwise;

          (8) if other than denominations of $1,000 and any integral multiples thereof, the denominations in which any debt securities will be issuable and the currency or currencies in which the debt securities are denominated, which may be in U.S. dollars, a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (9) if other than the indenture trustee, the identity of each security registrar and/or paying agent;

          (10) if other than the principal amount, the portion of the principal amount (or the method by which this portion will be determined) of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

          (11) any index, formula or other method (including a method based on changes in the prices of particular securities, currencies, intangibles, goods, articles or commodities) used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

          (12) whether provisions relating to defeasance and covenant defeasance will be applicable to this series of debt securities;

          (13) any provisions granting special rights to holders of debt securities upon the occurrence of specified events;

          (14) any modifications, deletions or additions to the Events of Default (as described below) or our covenants with respect to the debt securities;

          (15) whether any debt securities are issuable initially in temporary or permanent global form and, if so (i) whether (and the circumstances under which) beneficial owners of interests in permanent global debt securities may exchange their interests for debt securities of like tenor of any authorized form and denomination, and (ii) the identity of any initial depositary for these global debt securities;

          (16) the date as of which any temporary global debt security will be dated if other than the original issuance date of the first debt security of that series to be issued;

          (17) the person to whom any interest on any registered debt securities will be payable, if other than the registered holder, and the extent to which and the manner in which any interest payable on a temporary global debt security will be paid if other than as specified in the applicable Indenture;

          (18) the form and/or terms of certificates, documents or conditions, if any, for debt securities to be issuable in definitive form (whether upon original issue or upon exchange of a temporary debt security of such series); and

          (19) any other terms, conditions, rights and preferences (or limitations on these rights or preferences) relating to the debt securities (which terms may not be inconsistent with the requirements of the Trust Indenture Act of 1939, as amended, or with the provisions of the applicable Indenture).

     If the amount of payments of principal of and premium, if any, or any interest on debt securities is determined with reference to any type of index or formula or changes in prices of particular securities, currencies, intangibles, goods, articles or commodities, the federal income tax consequences, specific terms and other information with respect to these debt securities and the related index or formula, securities, currencies, intangibles, goods, articles or commodities will be described in the applicable prospectus supplement.

     We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. These are referred to as discount securities. Federal income tax consequences and other special considerations applicable to discount securities will be described in the prospectus supplement relating thereto.

REGISTRATION AND TRANSFER

     Unless otherwise provided in the prospectus supplement, we will issue each series of debt securities only in registered form, which we refer to as registered securities. Unless provided for in the prospectus supplement, the Bank will serve as the initial security registrar. Unless otherwise provided in the prospectus supplement, registered securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by us or the securities registrar) or exchanged for other debt securities of the same series at the corporate trust office of the indenture trustee in New York City. We shall make this transfer or exchange without service charge but may require payment of any tax or other governmental charge as described in the applicable Indenture (Sections 301, 305, 1202).

     Unless otherwise indicated in the prospectus supplement, registered securities, other than registered securities issued in global form which may be of any denomination, will be issued without coupons and in denominations of $1,000 or integral multiples thereof (Section 302).

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the prospectus supplement, we will pay principal of, premium, if any, and interest, if any, on the debt securities at the corporate trust office of the indenture trustee in New York City or at the corporate offices of HSBC Bank USA in New York City, except that, at our option, we may pay interest by mailing a check to the address of the person entitled thereto as the address appears in the security register. (Sections 301, 307, 1202).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Under each Indenture, we, without the consent of the holders of any of the debt securities outstanding under the applicable Indenture, may consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person provided that:

          (a) the successor is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

          (b) the successor corporation expressly assumes, by an indenture supplemental to the applicable Indenture, our obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on all of the debt securities under the applicable Indenture and the performance of every covenant of the applicable Indenture on our part to be performed or observed;

          (c) after giving effect to the transaction, no Event of Default under the Senior Indenture and no Default under the Subordinated Indenture, and no event that, after notice or lapse of time, or both, would become an Event of Default or a Default, as the case may be, shall have happened and be continuing; and

          (d) certain other conditions are met (Section 1001).

MODIFICATION AND WAIVER

     Each Indenture provides that we and the indenture trustee may modify or amend the Indentures with the consent of the holders of 66 2/3% in principal amount of the outstanding debt securities of each series affected by a particular modification or amendment; provided, however, that this modification or amendment may not, without the consent of the holder of each outstanding debt security affected thereby:

          (a) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

          (b) reduce the principal amount of, or rate or amount of interest, if any, on, or any premium payable upon the redemption of any debt security;

          (c) reduce the amount of principal of any discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount provable in bankruptcy;

          (d) adversely affect any right of repayment at the option of any holder of any debt security;

          (e) change the place or currency of payment of principal of, or any premium or interest on, any debt security;

          (f) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date);

          (g) reduce the percentage of principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indentures, or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults and their consequences, or reduce the requirements for quorum or voting by the holders; or

          (h) modify certain provisions of the Indentures except to increase the percentage of holders required to consent thereon to amendment or modification thereof or to provide that certain other Indenture provisions cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby (Section 1102).

     The holders of 66 2/3% in principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, compliance by us with certain terms, conditions, or provisions of the Indentures (Section 1205). The holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable Indentures with respect to debt securities of that series and its consequences, except a default in the payment of principal or premium, if any, or interest, if any, or in respect of a covenant or provision which under Article XI of each Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series (Section 513).

     Each Indenture provides that, in determining whether the holders of the requisite principal amount of the outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of holders for quorum purposes, and for making calculations required under Section 313 of the Trust Indenture Act: (a) the principal amount of a discount security that may be counted in making the determination or calculation and that shall be deemed to be outstanding shall be the amount of principal thereof that would be due and payable as of the time of the determination upon acceleration of the maturity thereof; and (b) the principal amount of any indexed debt security that may be counted in making the determination or calculation and that shall be deemed outstanding for this purpose shall be equal to the principal face amount of the indexed debt security at original issuance, unless otherwise provided with respect to such debt security (Section 101).

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide that we may elect:

          (a) to defease and be discharged from our obligations with respect to any debt securities of or within a series (except the obligations to register the transfer of or to exchange these debt securities; to replace temporary or mutilated, destroyed, lost or stolen debt securities; to maintain an office or agency in respect of these debt securities; and to hold moneys for payment in trust) ("defeasance"); or

          (b) with respect to the Senior Indenture, to be released from our obligations with respect to these debt securities under Section 1001 of the Senior Indenture or, if provided pursuant to Section 301 of the Senior Indenture, our obligations with respect to any other covenant, and any omission to comply with these obligations shall not constitute a default or an Event of Default under the Senior Indenture with respect to these debt securities ("covenant defeasance"), in either case by:

              - depositing irrevocably with the indenture trustee as trust funds in trust (i) money in an amount, or (ii) U.S. Government Obligations in an amount which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one business day before the due date of any payment, money in an amount, or (iii) a combination of dollars in cash and U.S. Government Obligations sufficient to pay the principal of and premium, if any, and interest, if any, on the debt securities of the series on the dates such installments of interest or principal and premium and any similar payments applicable to these debt securities are due; and

              - satisfying certain other conditions precedent specified in the
                Indentures. This deposit and termination is conditioned among other things upon our delivery of an opinion of legal counsel that the holders of the debt securities of the series will have no U.S. federal income tax consequences as a result of the deposit and termination and an officers' certificate that all conditions precedent to the defeasance have been met (Article
                XIV).

     Defeasance of our obligations with respect to subordinated debt securities is subject to the prior written approval of the Federal Reserve Board and the Financial Services Authority of the United Kingdom, which we refer to as the "Financial Services Authority" (Subordinated Indenture, Section 1402).

     If we exercise our covenant defeasance option with respect to any series of senior debt securities and these senior debt securities are declared due and payable because of the occurrence of any Event of Default other than with respect to a covenant as to which there has been covenant defeasance as described above, the money and U.S. Government Obligations on deposit with the indenture trustee will be sufficient to pay amounts due on the senior debt securities at their stated maturity but may not be sufficient to pay amounts due on the senior debt securities at the time of acceleration relating to the Event of Default. However, we would remain liable to make payment of the amounts due at the time of acceleration.

     The prospectus supplement may further describe the provisions, if any, permitting the defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within any particular series.

REGARDING THE INDENTURE TRUSTEE

     Bankers Trust, the trustee under the Indentures, has its principal corporate trust office at 4 Albany Street, 4th Floor, New York, New York 10006. We and our banking subsidiaries maintain banking relationships with the indenture trustee.

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SENIOR DEBT SECURITIES

     The senior debt securities will be our direct unsecured obligations and will constitute Senior Indebtedness (as defined below under "-- Subordinated Securities -- Subordination") ranking on a parity with our other Senior Indebtedness.

  EVENTS OF DEFAULT

     The following will be Events of Default under the Senior Indenture with respect to senior debt securities of any series:

          (a) failure to pay principal or premium, if any, on any senior debt security of that series at maturity;

          (b) failure to pay any interest on any senior debt security of that series when due and payable, continued for 30 days;

          (c) failure to perform any of our covenants or warranties in the Senior Indenture (other than a covenant or warranty included in the Senior Indenture solely for the benefit of a series of senior debt securities other than such series) or established in or pursuant to a board resolution or supplemental indenture, as the case may be, pursuant to which the senior debt securities of such series were issued, continued for 60 days after written notice as provided in the Senior Indenture;

          (d) default under any bond, debenture, note, mortgage, indenture, other instrument or other evidence of indebtedness for money borrowed in an aggregate principal amount exceeding $5 million by us or the Bank or our or the Bank's successors (including a default with respect to senior debt securities of another series) under the terms of the instrument or instruments by or under which this indebtedness is evidenced, issued or secured, which default results in the acceleration of the indebtedness, if this acceleration is not rescinded or annulled, or the indebtedness is not discharged, within 10 days after written notice as provided in the Senior Indenture;

          (e) certain events in bankruptcy, insolvency or reorganization involving us or the receivership of the Bank; and

          (f) any other Event of Default provided with respect to senior debt securities of that series (Senior Indenture, Section 501).

     If an Event of Default with respect to senior debt securities of any series at the time outstanding occurs and is continuing, either the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series may declare the principal amount (or, if the securities of that series are discount securities or indexed securities, a portion of the principal amount of the senior debt securities as may be specified in the terms thereof) of and all accrued but unpaid interest on all the senior debt securities of that series to be due and payable immediately, by a written notice to us (and to the indenture trustee, if given by holders), and upon such a declaration this principal amount (or specified amount) and interest shall become immediately due and payable. At any time after a declaration of acceleration with respect to senior debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding senior debt securities of that series may, under certain circumstances, rescind and annul the declaration and its consequences, if all Events of Default have been cured, or if permitted, waived, and all payments due (other than those due as a result of acceleration) have been made or provided for (Senior Indenture, Section 502).

     The Senior Indenture provides that, subject to the duty of the indenture trustee during default to act with the required standard of care, the indenture trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the holders of senior debt securities of any series, unless the relevant holders shall have offered to the indenture trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred (Senior Indenture, Sections 601, 603). Subject to certain provisions, the holders of a majority in principal amount of the outstanding senior debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee, with respect to the senior debt securities of that series (Senior Indenture, Section 512).

     We are required to deliver to the indenture trustee annually an officers' certificate as to our performance and observance of any of the terms, provisions and conditions with respect to certain provisions in the Senior Indenture and as to the absence of any default (Senior Indenture, Section 1206).

SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be our direct, unsecured obligations. Our obligations pursuant to the subordinated debt securities will be subordinate in right of payment to all Senior Indebtedness as defined below under "-- Subordination."

     The maturity of the subordinated debt securities will be subject to acceleration only in the event of certain events of bankruptcy or insolvency involving us or the receivership of the Bank. See "-- Events of Default; Defaults" below.

 SUBORDINATION

     Our obligation to make any payment on account of the principal of or premium, if any, and interest, if any, on the subordinated debt securities will be subordinate and junior in right of payment to our obligations to the holders of our Senior Indebtedness to the extent described herein.

     "Senior Indebtedness" is defined in the Subordinated Indenture to mean our "Indebtedness for Money Borrowed," whether outstanding on the date of the Subordinated Indenture or thereafter created, assumed or incurred, except "Indebtedness Ranking on a Parity with the Debt Securities" or "Indebtedness Ranking Junior to the Debt Securities" and any deferrals, renewals or extensions of the Senior Indebtedness (Subordinated Indenture, Section 101). As of December 31, 2001, our Senior Indebtedness as defined in the Subordinated Indenture was approximately $100 million.

     "Indebtedness for Money Borrowed" is defined in the Subordinated Indenture as:

          (a) any obligation of ours, or any obligation guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments,

          (b) similar obligations arising from off-balance sheet guarantees and direct credit substitutes,

          (c) obligations associated with derivative products, such as interest-rate and foreign-exchange-rate contracts, commodity contracts and similar arrangements and

          (d) any deferred obligations for the payment of the purchase price of property or assets (Subordinated Indenture, Section 101).

     "Indebtedness Ranking on a Parity with the Debt Securities" is defined in the Subordinated Indenture to mean our Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks equally with and not prior to the subordinated debt securities in the right of payment upon the happening of any event of the kind specified in the next paragraph. Indebtedness Ranking on a Parity with the Debt Securities includes our:

          (i) Floating Rate Subordinated Notes due December 2009 issued under an indenture dated December 15, 1984 between us and The Chase Manhattan Bank (formerly known as The Chase Manhattan Bank, National Association), as trustee; and

          (ii) 7.00% Subordinated Notes due November 1, 2006 issued under the Subordinated Indenture.

     In addition, through the purchase of Republic New York, the following constitutes "Indebtedness Ranking on a Parity with the Debt Securities":

          (i) 7 1/4% - 7 3/4% Subordinated Notes due 2002,

          (ii) Floating Rate Subordinated Notes due 2002,

          (iii) Floating Rate Subordinated Notes due October 28, 2002,

          (iv) 7% Subordinated Notes due 2006,

          (v) 5 7/8% Subordinated Notes due 2008,

          (vi) 6.625% Subordinated Notes due 2009,

          (vii) 7 3/4% Subordinated Notes due 2009,

          (viii) 9.70% Subordinated Notes due 2009,

          (ix) Floating Rate Subordinated Notes due 2009,

          (x) 7% Subordinated Notes due 2011 and

          (xi) 9 1/2% Subordinated Notes due 2014,

          (xii) 9 1/8% - 9.30% Subordinated Notes due 2021,

          (xiii) 7.20% Subordinated Debentures due 2097.

     "Indebtedness Ranking Junior to the Debt Securities" is defined in the Subordinated Indenture to mean any of our Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks junior to and not equally with or prior to the subordinated debt securities (and any other Indebtedness Ranking on a Parity with the subordinated debt securities) in right of payment upon the happening of any event of the kind specified in the first sentence of the next paragraph. Indebtedness Ranking Junior to the Debt Securities includes our:

          (i) 7.808% Junior Subordinated Debentures due December 15, 2026 issued under an indenture dated December 15, 1996 between us and Bankers Trust, as trustee, in connection with the issuance of the 7.808% Capital Securities issued by HSBC Americas Capital Trust I (renamed HSBC USA Capital Trust I) and guaranteed by us;

          (ii) 8.38% Junior Subordinated Debentures due May 15, 2027 issued under an indenture dated May 15, 1997 between us and Bankers Trust, as trustee, in connection with the issuance of the 8.38% Capital Securities issued by HSBC Americas Capital Trust II (renamed HSBC USA Capital Trust
     II) and guaranteed by us;

          (iii) 7.75% Junior Subordinated Debentures due 2026 issued under an indenture dated November 27, 1996 between us and Bankers Trust, as trustee, in connection with the issuance of the 7.75% Capital Securities issued by Republic New York Capital I (renamed HSBC USA Capital Trust III) and guaranteed by us; and

          (iv) 7.53% Junior Subordinated Debentures due 2026 issued under an indenture dated November 27, 1996 between us and Bankers Trust, as trustee, in connection with the issuance of the 7.53% Capital Securities issued by Republic New York Capital II (renamed HSBC USA Capital Trust IV) and guaranteed by us.

     In the case of any bankruptcy, insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or winding up involving us, whether voluntary or involuntary, all of our obligations to holders of our Senior Indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal of, or premium, if any, or interest, if any, on the subordinated debt securities of any series. In the event and during the continuation of any default in the payment of principal of, or premium, if any, or interest, if any, on any Senior Indebtedness beyond any applicable grace period, or in the event that any Event of Default with respect to any Senior Indebtedness shall have occurred and be continuing, or would occur as a result of certain payments, permitting the holders of the relevant Senior Indebtedness (or a trustee on behalf of the holders thereof) to accelerate its maturity, then, unless and until we shall have cured or waived the Default or Event of Default or the Default or Event of Default shall have ceased to exist, we will not make any payment of the principal of, or premium, if any, or interest, if any, on the subordinated debt securities, or in respect of any redemption, exchange, retirement, purchase or other acquisition of any of the subordinated debt securities (Subordinated Indenture, Sections 1501, 1503).

     As of December 31, 2001, our subordinated debt securities totaled approximately $3,320 million. In addition, our subordinated debt securities are effectively subordinated to our subsidiaries' existing and future indebtedness and liabilities, which as of December 31, 2001 totaled $933 million.

     Any prospectus supplement relating to an issuance of subordinated debt securities will set forth (as of the most recent practicable date) the aggregate amount of outstanding Senior Indebtedness and any limitation on the issuance of additional Senior Indebtedness.

     Holders of subordinated debt securities debentures, by their acceptance of the subordinated debt securities, shall be deemed to have irrevocably waived any rights they may have to counterclaim or set off amounts they owe to us against amounts owed to them by us under the Subordinated Indenture or to institute proceedings in respect of these amounts (Subordinated Indenture, Section 1501).

     By reason of the above subordination in favor of the holders of our Senior Indebtedness, in the event of our bankruptcy or insolvency, holders of our Senior Indebtedness may receive more, ratably, and holders of the subordinated debt securities having a claim pursuant to the subordinated debt securities may receive less, ratably, than our other creditors.

 REDEMPTION

     No redemption, defeasance or early repayment of amounts owed under the subordinated debt securities, including purchases of capital notes by us or our subsidiaries or at the option of holders of subordinated debt securities, may be made without the prior written consent of the Federal Reserve Board and the Financial Services Authority (Subordinated Indenture, Section 1302). This consent by the Financial Services Authority and the Federal Reserve Board will depend on the Financial Services Authority and the Federal Reserve Board being satisfied that our capital is adequate and is likely to remain. Ordinarily, the Federal Reserve Board would permit such a redemption if the subordinated debt securities were redeemed with the proceeds of a sale of, or replaced with a like amount of, a similar or higher quality capital instrument and the bank holding company's capital position is considered fully adequate.

 EVENTS OF DEFAULT; DEFAULTS

     The only Events of Default under the Subordinated Indenture with respect to subordinated debt securities of any series will be certain events in bankruptcy or insolvency involving us or the receivership of the Bank (Subordinated Indenture, Section 501).

     If an Event of Default with respect to subordinated debt securities of any series at the time outstanding occurs and is continuing, the indenture trustee or the holders of at least 25% in principal amount of the outstanding subordinated debt securities of that series may declare the principal amount of (or, if any of the subordinated debt securities of that series are discount securities or indexed securities, the portion of the principal amount of the subordinated debt securities as may be specified in the terms thereof) and all accrued but unpaid interest on all the subordinated debt securities of that series to be due and payable immediately, by a written notice to us (and to the indenture trustee, if given by holders), and upon such a declaration the principal amount (or specified amount) and interest of that series shall become immediately due and payable (Subordinated Indenture, Section 502).

     The foregoing provision would, in the event of the bankruptcy or insolvency involving us, be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the holders of the subordinated debt securities. At any time after a declaration of acceleration with respect to the subordinated debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding subordinated debt securities of that series may, under certain circumstances, rescind and annul the acceleration but only if all Defaults have been remedied, or if permitted, waived and if certain other conditions have been satisfied (Subordinated Indenture, Sections 502, 513).

     The following events will be Defaults under the Subordinated Indenture with respect to subordinated debt securities of any series:

          (a) an Event of Default with respect to that series of subordinated debt securities;

          (b) failure to pay principal or premium, if any, on any subordinated debt securities of that series at maturity, continued for seven days; and

          (c) failure to pay any interest, if any, on any subordinated debt securities of that series when due and payable, continued for 30 days (Subordinated Indenture, Section 503).

     If we do not pay any installment of interest on the subordinated debt securities of any series on the applicable interest payment date or all or any part of any installment of principal thereof at the stated maturity with respect to the principal, the obligation to pay on the applicable interest payment date or stated maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of our share capital and (ii) in the case of a payment of principal, the first business day after the date that falls six months after the original stated maturity with respect to the principal. Failure by us to make any part of the payment prior to the deferred interest payment date or stated maturity shall not constitute a default by us or otherwise allow any holder to sue us for payment or to take any other action. Each payment so deferred will accrue interest at the rate per annum shown on the front cover of the applicable prospectus supplement. Any payment so deferred shall not be treated as due for any purpose (including, without limitation, for the purposes of ascertaining whether or not a Default has occurred until the deferred interest payment date or stated maturity, as the case may be). Any deferral shall take place only once with respect to any payment of interest or principal.

     The maturity of the subordinated debt securities will be subject to acceleration only in the event of certain events of bankruptcy or insolvency involving us or the receivership of the Bank. There will be no right of acceleration of the payment of principal of the subordinated debt securities of any series upon a default in the payment of principal of or premium, if any, or interest, if any, or a default in the performance of any covenant or agreement in the subordinated debt securities or the Subordinated Indenture or any Default other than an Event of Default. If a Default with respect to the subordinated debt securities of any series occurs and is continuing, the indenture trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of subordinated debt securities of that series or the performance of any covenant or agreement in the Subordinated Indenture.

     The Subordinated Indenture provides that, subject to the duty of the indenture trustee upon the occurrence of a Default to act with the required standard of care, the indenture trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the holders of subordinated debt securities of any series unless the same holders shall have offered to the indenture trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred. (Subordinated Indenture, Sections 601, 603). Subject to certain provisions, the holders of a majority in principal amount of the outstanding subordinated debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the indenture trustee or exercising any trust or power conferred on the indenture trustee, with respect to the subordinated debt securities of that series (Subordinated Indenture, Section 507).

     We are required to furnish to the indenture trustee annually an officers' certificate as to the performance and observance by us of certain of the terms, provisions and conditions under the Subordinated Indenture and as to the absence of default (Subordinated Indenture, Section 1204).

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

REPLACEMENT DEBT SECURITIES

     Unless otherwise provided for in the applicable prospectus supplement, if a debt security of any series is mutilated, destroyed, lost or stolen, it may be replaced at the corporate trust office of the indenture trustee in the City and State of New York upon payment by the holder of expenses that we and the indenture trustee may incur in connection therewith and the furnishing of evidence and indemnity as we and the indenture trustee may require. Mutilated debt securities must be surrendered before new debt securities will be issued (Section 306).

NOTICES

     Unless otherwise provided in the applicable prospectus supplement, any notice required to be given to a holder of a debt security of any series that is a registered security will be mailed to the last address of the holder set forth in the applicable Security Register, and any notice so mailed shall be deemed to have been received by the holder, whether or not the holder actually receives the notice (Section 105).

                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

     The following sets forth certain general terms and provisions of the junior subordinated debentures to which any prospectus supplement may relate. The particular terms of any junior subordinated debentures and the extent, if any, to which these general provisions may apply to the particular junior subordinated debentures will be described in the prospectus supplement relating to those junior subordinated debentures. In this section, the "corporation," "we," "our" or "HSBC USA" refers solely to HSBC USA Inc. and not its subsidiaries.

     We will issue junior subordinated debentures under a junior subordinated indenture, as supplemented from time to time, which, as so supplemented, we refer to as the "Junior Subordinated Indenture," between us and Bankers Trust Company, as trustee. A form of the Junior Subordinated Indenture is incorporated by reference as an exhibit to the registration statement related to this prospectus. In this context, we refer to Bankers Trust Company as the "debenture trustee." The junior subordinated debentures will be issued only in connection with the issuance of trust preferred securities by a trust. Each Junior Subordinated Indenture will be qualified under the Trust Indenture Act. The following summaries of certain provisions of the Junior Subordinated Indenture do not purport to be complete and these summaries are qualified in their entirety by reference to all of the provisions of the Junior Subordinated Indenture, including the definitions therein of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the Junior Subordinated Indenture.

GENERAL TERMS OF JUNIOR SUBORDINATED DEBENTURES

     Concurrently with the issuance of the trust preferred securities, a trust will invest the proceeds thereof, together with the consideration paid by us for the trust common securities, in junior subordinated debentures issued by us. It is anticipated that, until the liquidation, if any, of a trust, each junior subordinated debenture will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The junior subordinated debentures will rank pari passu with all other junior subordinated debentures and will be unsecured and subordinate and rank junior in right of payment to the extent and in the manner set forth in the Junior Subordinated Indenture to all Senior Indebtedness, including our existing or future subordinated debt securities. See "-- Subordination" below.

     You should refer to the prospectus supplement relating to the trust preferred securities to be offered for the following terms of the related junior subordinated debt securities:

          (1) the title of the junior subordinated debentures;

          (2) the aggregate principal amount of the junior subordinated debentures;

          (3) the initial public offering price;

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

          (4) the date or dates on which the principal (and premium, if any) of the junior subordinated debentures will be payable;

          (5) the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which the junior subordinated debentures will bear interest, if any;

          (6) the date or dates from which any of the above interest will accrue, the date or dates on which any of the above interest will be payable and the regular record dates for the applicable interest payment dates;

          (7) the right, if any, to extend interest payment periods and the duration of this extension;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on the junior subordinated debentures will be payable;

          (9) the period or period within which, the price or prices at which and the terms and conditions upon which the junior subordinated debentures may be redeemed, as a whole or in part, at our option, if we were to have this option;

          (10) our obligation, if any, to redeem or purchase the junior subordinated debentures pursuant to any sinking fund or analogous provision or at the option of a holder thereof;

          (11) the portion of the principal amount of junior subordinated debentures that shall be payable upon acceleration of the maturity of the applicable junior subordinated debentures, if other than the principal amount thereof;

          (12) whether the amount of payments or principal of (and premium, if any) or interest, if any, on the junior subordinated debentures may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which these amounts shall be determined;

          (13) any additions or deletions in the terms of the junior subordinated debentures with respect to the Events of Default set forth in the Junior Subordinated Indenture;

          (14) the terms, if any, upon which the junior subordinated debentures may be convertible and the terms and conditions upon which this conversion will be effected, including the initial conversion price or rate, the conversion period and any other provision in addition to or instead of those described herein;

          (15) whether the junior subordinated debentures will be issued in certificated or book-entry form;

          (16) any applicable federal income tax consequences; and

          (17) any other terms of the junior subordinated debentures not inconsistent with the provisions of the Junior Subordinated Indenture and applicable laws.

OPTION TO EXTEND INTEREST PAYMENT DATE

     Unless otherwise specified in the related prospectus supplement, so long as no Junior Subordinated Indenture Event of Default has occurred and is continuing, we will have the right under the Junior Subordinated Indenture at any time during the term of the junior subordinated debentures to defer the payment of interest at any time or from time to time for a period to be specified in the related prospectus supplement -- each, an "extension period," which is defined as an "Extended Interest Payment Period" under the Junior Subordinated Indenture -- provided that no extension period may extend beyond its maturity date. At the end of an extension period, we must pay all interest accrued and unpaid. During an extension period, interest will continue to accrue and holders of junior subordinated debentures (and holders of the related trust preferred securities and trust common securities while these securities are outstanding) will be required to accrue interest income for United States federal income tax purposes before they receive cash attributable to such income.

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

     Prior to the termination of an extension period, we further extend the extension period, provided that this extension does not cause the extension period to exceed consecutive semi-annual or quarterly periods to be specified in the related prospectus supplement or to extend beyond the maturity date. Upon the termination of an extension period and the payment of all amounts then due on any interest payment date, we may choose to begin a new extension period, subject to the above requirements. No interest will be due and payable during an extension period, except at the end thereof. We must give the property trustee, the administrators and the debenture trustee notice of our election of any extension period (or an extension thereof) at least five business days prior to the earlier of:

          (1) the date the distributions on the trust preferred securities and trust common securities would have been payable except for the election to begin or extend the extension period and

          (2) the date the property trustee is required to give notice to any securities exchange or to holders of trust preferred securities of the record date or the date the distributions are payable, but in any event not less than five business days before such record date. The debenture trustee shall give notice of our election to begin or extend a new extension period to the holders of the trust preferred securities. There is no limitation on the number of times that we may elect to begin an extension period.

OPTIONAL PREPAYMENT

     The junior subordinated debentures will be prepayable, in whole or in part, at our option subject to our having received prior approval of the Federal Reserve and the Financial Services Authority if then required under applicable capital guidelines or policies of the Federal Reserve and the Financial Services Authority. The particular prospectus supplement relating to each issue of junior subordinated debentures will specify the prepayment price for a particular issuance of junior subordinated debentures.

SPECIAL EVENT PREPAYMENT

     If a Special Event, which is defined in the Junior Subordinated Indenture as either a Tax Event or a Regulatory Capital Event, occurs and continues, we may, before the initial optional prepayment date, at our option and subject to receipt of prior approval of the Federal Reserve and the Financial Services Authority if then required under applicable capital guidelines or policies of the Federal Reserve and the Financial Services Authority, respectively, prepay the junior subordinated debentures in whole (but not in part) at any time within 90 days of the occurrence of the event, at a prepayment to be specified in the applicable prospectus supplement.

     A "Tax Event" means that we and the related trust shall have received an opinion of nationally recognized independent tax counsel experienced in tax matters to the effect that, as a result of:

          (a) any amendment to, clarification of or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein,

          (b) any judicial decision or official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action") or

          (c) any amendment to, clarification of or change in the administrative position or interpretation of any Administrative Action or judicial decision that differs from the generally accepted position up to that point in time, in each case, by any legislative body, court, governmental agency or regulatory body, irrespective of the manner in which the amendment, clarification or change is made known, which amendment, clarification or change is effective or the Administrative Action or decision is announced, in each case, on or after the date of the applicable prospectus supplement, there is more than an insubstantial risk that:

          (i) the related trust is, or will be within 90 days of the date of the tax counsel's opinion, subject to United States federal income tax with respect to interest accrued or received on the junior subordinated debentures or subject to more than a de minimis amount of taxes, duties or other governmental charges,

          (ii) any portion of interest payable by us to the trust on the junior subordinated debentures is not, or within 90 days of the date of the tax counsel's opinion will not be, deductible by us for United States federal income tax purposes, or

          (iii) we could become liable to pay, on the next date on which any amount would be payable with respect to the junior subordinated debentures, any Additional Interest (as defined below).

     A "Regulatory Capital Event" means that we shall have received an opinion of independent bank regulatory counsel experienced in regulatory banking matters to the effect that, as a result of:

          (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any rules, guidelines or policies of the Federal Reserve or

          (b) any official administrative pronouncement or judicial decision interpreting or applying these laws or regulations,

which amendment or change is effective or the pronouncement or decision is announced on or after the issue date of the applicable junior subordinated debentures, the trust preferred securities do not constitute, or within 90 days of the date of the banking counsel's opinion, will not constitute, Tier 1 Capital (or its then equivalent); provided, however, that the distribution of the junior subordinated debentures in connection with the liquidation of the related trust by us shall not in and of itself constitute a Regulatory Capital Event unless such liquidation shall have occurred in connection with a Tax Event.

     Notice of any prepayment will be mailed at least 30 days but not more than 60 days before the prepayment date to each holder of junior subordinated debentures to be prepaid at its registered address. Unless we default in payment of the prepayment price, on and after the prepayment date interest ceases to accrue on the applicable junior subordinated debentures called for prepayment.

     If a trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, we will pay as additional amounts on the junior subordinated debentures the Additional Interest.

     "Additional Interest" means additional amounts that are necessary in order that the amount of distributions then due and payable by the related trust on the outstanding trust preferred securities and trust common securities shall not be reduced as a result of any additional taxes, duties or other governmental charges to which the trust has become subject as a result of a Tax Event.

CERTAIN COVENANTS OF THE CORPORATION

     We will also covenant that we will not:

          (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (which includes common and preferred stock)

          (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank pari passu with or junior in right of payment to the related issue of junior subordinated debentures or

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

          (iii) make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries (including under other trust preferred securities guarantees) if the guarantee ranks pari passu or junior in right of payment to the junior subordinated debentures other than:

             (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock,

             (b) any declaration of a dividend in connection with the implementation of a stockholder's rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,

             (c) payments under the related trust preferred securities guarantee,

             (d) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock,

             (e) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, and

             (f) purchases of common stock related to the issuance of common stock or rights under any of our benefit plans for its directors, officers or employees or any of our dividend reinvestment plans, if at the relevant time:

          (1) an event of which we have actual knowledge has occurred that (a) is, or with the giving of notice or the lapse of time, or both, would be, a Debenture Default and (b) in respect of which we shall not have taken reasonable steps to cure,

          (2) we shall be in default with respect to its payment of any obligations under the trust preferred securities guarantee or

          (3) we shall have given notice of our election of an extension period, or any extension thereof, as provided in the Junior Subordinated Indenture and shall not have rescinded such notice, and such extension period, or any extension thereof, shall have commenced.

     We will also covenant:

          (i) to directly or indirectly maintain 100% ownership of the trust common securities; provided, however, that any permitted successor of ours under the Junior Subordinated Indenture may succeed to our ownership of the trust common securities,

          (ii) to use our reasonable efforts to cause the related trust:

             (a) to remain a statutory business trust, except in connection with the distribution of junior subordinated debentures to the holders of trust preferred securities and trust common securities in liquidation of the related trust, the redemption of all of the trust preferred securities and trust common securities, or certain mergers, consolidations or amalgamations, each as permitted by the related Trust Agreement and

             (b) to continue not to be classified as an association taxable as a corporation or a partnership for United States federal income tax purposes and

          (iii) to use our reasonable efforts to cause each holder of trust securities to be treated as owning an undivided beneficial interest in the junior subordinated debentures.

DEFAULTS AND EVENTS OF DEFAULT UNDER THE JUNIOR SUBORDINATED INDENTURE

     The only events that constitute an "Event of Default" under the Junior Subordinated Indenture with respect to the junior subordinated debentures are certain events in bankruptcy, insolvency or reorganization involving us or the receivership of the Bank, which we refer to as a "Debenture Event of Default."

     The holders of a majority in aggregate outstanding principal amount of the junior subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the junior subordinated debentures may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the junior subordinated debentures may annul such declaration and waive the default if the default (other than the nonpayment of the principal of the junior subordinated debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installment of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee.

     The following events will be "Defaults" with respect to the junior subordinated debentures, which we refer to as "Debenture Defaults":

          (i) A Debenture Event of Default;

          (ii) failure for 30 days to pay any interest on the junior subordinated debentures or any other junior subordinated debentures, when due (subject to the deferral of any due date in the case of an extension period); or

          (iii) failure to pay any principal or premium, if any, on the junior subordinated debentures or any other junior subordinated debentures when due whether at maturity, upon prepayment, by declaration of acceleration of maturity or otherwise (subject to the deferral of the maturity date).

     If we do not pay all or any part of the principal on the junior subordinated debentures at the maturity date, the obligation to make this payment at the maturity date will be deferred automatically until the first business day after the date that falls six months after the maturity date. Any payment so deferred will accrue interest at the annual rate shown on the front cover of the applicable prospectus supplement for the period of the deferral and will not be deemed to have become or be due prior to such first business day for any purposes, including, without limitation, for the purposes of ascertaining whether or not any Debenture Event of Default has occurred.

     So long as no Debenture Event of Default has occurred and is continuing, we will have the right, at any time and from time to time during the term of the junior subordinated debentures, to defer payments of interest by extending the interest payment period of such junior subordinated debentures for a period not to exceed the number of semi-annual or quarterly, as the case may be, periods specified in the applicable prospectus supplement. We refer to the period so extended as the "extended interest payment period." During an extended interest payment period, no interest will be due and payable, provided that no extended interest payment period may extend beyond the maturity date. To the extent permitted by applicable law, interest, the payment of which has been deferred because of the extension of the interest payment period, will bear interest (which we refer to as the "compounded interest") thereon at the annual rate shown on the front cover of the applicable prospectus supplement, compounded for each period of the extended interest payment period in the manner specified in such prospectus supplement. At the end of the extended interest payment period, we will pay all interest accrued and unpaid on the junior subordinated debentures, including any additional interest and compounded interest (collectively referred to as the "deferred interest") that shall be payable to the holders of the junior subordinated debentures in whose names the junior subordinated debentures are registered in the security register on the first record date after the end of the extended interest payment period.

     The maturity of the junior subordinated debentures will be subject to acceleration only in the event of a Debenture Event of Default. There will be no right of acceleration of the payment of principal of the junior subordinated debentures upon a default in the payment of principal of or premium, if any, or interest, if any, or a default in the performance of any covenant or agreement in the junior subordinated debentures or the Junior Subordinated Indenture or any Debenture Default other than a Debenture Event of Default. If a Debenture Default with respect to the junior subordinated debentures occurs and is continuing, the indenture trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of junior subordinated debentures or the performance of any covenant or agreement in the Junior Subordinated Indenture.

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

     The holders of a majority in aggregate outstanding principal amount of the junior subordinated debentures affected by the Debenture Event of Default may, on behalf of the holders of all the junior subordinated debentures, waive any past default except a default in the payment of principal or premium, if any, or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and premium, if any, and principal due otherwise than by acceleration has been deposited with the debenture trustee) or a default in respect of a covenant or provision which under the Junior Subordinated Indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debenture.

     The Junior Subordinated Indenture requires the annual filing by the related trust with the debenture trustee of a certificate as to the absence of certain defaults under the Junior Subordinated Indenture.

     The Junior Subordinated Indenture provides that the debenture trustee may withhold notice of a Debenture Default from the holders of the junior subordinated debentures (except a Debenture Default in payment of principal of, or interest or premium on, the junior subordinated debentures) if the debenture trustee considers it in the interest of the holders to do so.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     Under the Junior Subordinated Indenture, we, without the consent of the holders of the related junior subordinated debentures, may consolidate with or merge into any other entity or convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to any entity provided that:

          (i) the successor entity is organized under the laws of the United States or any State of the United States or the District of Columbia;

          (ii) this successor entity expressly assumes our obligations on the junior subordinated debentures;

          (iii) immediately after giving effect thereto, no Debenture Default or Debenture Event of Default shall have occurred and be continuing; and

          (iv) certain other conditions as prescribed in the Junior Subordinated Indenture are met.

     The general provisions of the Junior Subordinated Indenture do not afford holders of the junior subordinated debentures protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the junior subordinated debentures.

MODIFICATION OF THE JUNIOR SUBORDINATED INDENTURE

     From time to time we and the debenture trustee may, without the consent of the holders of junior subordinated debentures, amend, waive or supplement the Junior Subordinated Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, provided that this action does not materially adversely affect the interests of the holders of junior subordinated debentures. The Junior Subordinated Indenture contains provisions permitting us and the debenture trustee, with the consent of the holders of a majority in principal amount of the junior subordinated debentures at the time outstanding, to modify the Junior Subordinated Indenture or certain rights of the holders of the junior subordinated debentures; provided that the modification may not, without the consent of the holders of each affected outstanding junior subordinated debenture:

          (i) change the maturity date,

          (ii) reduce the principal amount of the junior subordinated debentures or amount payable upon prepayment thereof,

          (iii) reduce the rate or extend the time of payment of interest thereon,

          (iv) make the principal of, or interest or premium on, the junior subordinated debentures payable in any coin or currency other than that provided in the junior subordinated debentures,

          (v) impair or affect the right of any holder of junior subordinated debentures to institute suit for the payment thereof without the consent of the holder of each junior subordinated debenture so affected, or

          (vi) reduce the percentage of the principal amount of junior subordinated debentures the holders of which are required to consent to any such modification.

SATISFACTION AND DISCHARGE

     The Junior Subordinated Indenture provides that when, among other things, all junior subordinated debentures not previously delivered to the debenture trustee for cancellation:

          (i) have become due and payable or

          (ii) will become due and payable at maturity within one year,

and we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the junior subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal and premium, if any, and interest to the date of the deposit or to the maturity date, as the case may be, then the Junior Subordinated Indenture will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the Junior Subordinated Indenture and to provide the officers' certificates and opinions of counsel described therein), and we will be deemed to have satisfied and discharged the Junior Subordinated Indenture.

SUBORDINATION

     In the Junior Subordinated Indenture, we have covenanted and agreed that any junior subordinated debentures issued thereunder will be subordinate and junior in right of payment to all Senior Indebtedness, as described below, including our subordinated debt securities issued under the Subordinated Indenture.

     In the event of any insolvency, bankruptcy, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation, dissolution or winding-up involving us, whether voluntary or involuntary, all of our obligations to holders of Senior Indebtedness as defined in the Junior Subordinated Indenture shall be entitled to be paid in full before any payment, whether in cash, property or otherwise, shall be made on any account of the principal of or premium, if any, or interest on any of the junior subordinated debentures. As of December 31, 2001, our outstanding junior subordinated debentures are subordinated to $100 million of our senior debt and $3,320 million of our subordinated debt, or a total of $3,420 million of Senior Indebtedness as defined in the Junior Subordinated Indenture. In addition, our outstanding junior subordinated debentures are effectively subordinated to our subsidiaries' existing and future indebtedness and other liabilities, which as of December 31, 2001 totaled $933 million.

     In the event and during the continuation of any default in the payment of principal of, or premium, if any, or interest on, any Senior Indebtedness beyond any applicable period of grace, or in the event that any Event of Default with respect to any Senior Indebtedness shall have occurred and be continuing, or would occur as a result of the payment referred to hereinafter, permitting the holders of the Senior Indebtedness (or a trustee on behalf of the holders thereof) to accelerate the maturity thereof, then, unless and until the Default or Event of Default shall have been cured or waived or shall have ceased to exist, we shall make no payment of principal of, or premium, if any, or interest, if any, on the junior subordinated debentures, or in respect of any redemption, exchange, retirement, purchase or other acquisition of any of the junior subordinated debentures.

     "Indebtedness for Money Borrowed" means, when used with respect to us:

          (a) any obligation of our, or any obligation guaranteed by us, as the case may be, for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments,

          (b) similar obligations arising from off-balance sheet guarantees and direct credit substitutes,

          (c) obligations associated with derivative products such as interest rate and foreign exchange rate contracts, commodity contracts and similar arrangements, and

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

          (d) any deferred obligations for the payment of the purchase price of property or assets.

     "Indebtedness Ranking Junior to the Junior Subordinated Debentures" means any Indebtedness for Money Borrowed of ours, whether outstanding on the date of execution of the Junior Subordinated Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks junior to and not equally with or prior to the junior subordinated debentures or any other Indebtedness Ranking on a Parity with the Junior Subordinated Debentures in right of payment upon the occurrence of any insolvency, bankruptcy or similar proceedings or any liquidation, dissolution or winding-up of or relating to us.

     "Indebtedness Ranking on a Parity with the Junior Subordinated Debentures" means:

          (i) Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Junior Subordinated Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks equally with and not prior to the junior subordinated debentures in the right of payment upon the occurrence of any insolvency, bankruptcy or similar proceedings or any liquidation, dissolution or winding-up of or relating to us and

          (ii) all other debt securities, and guarantees in respect of those debt securities, issued to any other trusts, or a trustee of such trust, partnership or other entity affiliated with us that is our financing vehicle (a "financing entity") in connection with the issuance by the financing entity of equity securities or other securities guaranteed by us pursuant to an instrument that ranks pari passu with or junior in right of payment to the related trust preferred securities guarantee.

     "Senior Indebtedness" means all of our Indebtedness for Money Borrowed, whether outstanding on the date or execution of the Junior Subordinated Indenture or thereafter created, assumed or incurred, except Indebtedness Ranking on a Parity with the Junior Subordinated Debentures or Indebtedness Ranking Junior to the Junior Subordinated Debentures and any deferrals, renewals or extensions of the Senior Indebtedness. Please see "Description of Debt Securities -- Subordinated Debt Securities -- Subordination" for a list of our outstanding indebtedness. The subordinated debentures listed under "Indebtedness Ranking on a Parity with the Debt Securities" under the Subordinated Indenture would constitute Senior Indebtedness under the Junior Subordinated Indenture.

     The Indenture places no limitation on the amount of additional Senior Indebtedness that may be incurred by us. We expect from time to time to incur additional indebtedness constituting Senior Indebtedness.

GOVERNING LAW

     The Junior Subordinated Indenture and the junior subordinated debentures will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The debenture trustee is under no obligation to exercise any of the powers vested in it by the Junior Subordinated Indenture at the request of any holder of junior subordinated debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the shares of preferred stock that may be offered by us sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. The applicable prospectus supplement will specify certain other terms of any series of preferred stock and the terms of any related option, put or right of ours to require the holder of any other security to also acquire shares of preferred stock. If so specified in the applicable prospectus supplement, the terms of any series of preferred stock may differ from the terms set forth below. The description of the terms of the preferred stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our charter, including the articles supplementary relating to the applicable series of preferred stock. We will file such articles supplementary as an exhibit to or incorporate them by reference in the registration statement of which this prospectus forms a part.

GENERAL

     Under our charter, our board of directors has the authority, without further stockholder action, to issue up to 19,999,000 shares of preferred stock without par value in one or more series and for a consideration that may be fixed from time to time by our board of directors. Each series of preferred stock shall have the designations or titles; dividend rates; special or relative rights in the event of liquidation, distribution or sale of assets or dissolution or winding up involving us; any redemption or purchase account provisions; any conversion provisions; and any voting rights thereof, as shall be set forth in the articles supplementary for each of these series. The shares of any series of preferred stock will be, when issued, fully paid and non-assessable and holders thereof shall have no preemptive rights in connection therewith. As of December 31, 2001, we have 12,497,650 shares available for issuance as preferred stock.

     The liquidation preference of any series of the preferred stock is not necessarily indicative of the price at which shares of the series of preferred stock will actually trade at or after the time of their issuance. The market price of any series of preferred stock can be expected to fluctuate with changes in market and economic conditions, our financial condition and prospects and other factors that generally influence the market prices of securities.

RANK

     Any series of the preferred stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

          (i) senior to all classes of our common stock and with all equity securities issued by us the terms of which specifically provide that these equity securities will rank junior to the preferred stock, which we refer to collectively as "Junior Securities";

          (ii) on a parity with all equity securities issued by us, the terms of which specifically provide that these equity securities will rank on a parity with the preferred stock, which we refer to collectively as the "Parity Securities"; and

          (iii) junior to all equity securities issued by us, the terms of which specifically provide that these equity securities will rank senior to the preferred stock, which we refer to collectively as the "Senior Securities." As used in any articles supplementary for these purposes, the term "equity securities" will not include debt securities convertible into or exchangeable for equity securities.

DIVIDENDS

     Holders of each series of preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available, cash dividends or preferred stock dividends (of the same or a different series) at the rates and on the dates set forth in the prospectus supplement relating to the relevant series of the preferred stock. Dividends will be payable to holders of record of the preferred stock as they appear on our books on the record dates to be fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or non-cumulative.

     We may not declare or pay full dividends or set apart funds for the payment of dividends on any Parity Securities unless it has already paid or set apart dividends for the payment on the preferred stock. If we have not paid full dividends on the preferred stock, the preferred stock shall share dividends pro rata with the Parity Securities. If dividends are cumulative, any accumulated unpaid dividends will not bear interest.

REDEMPTION

     A series of preferred stock may be redeemable at any time, in whole or in part, at our option or the option of the holder thereof upon terms and at the redemption prices set forth in the prospectus supplement relating to the series.

     In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by our board of directors or by any other method determined to be equitable by our board of directors.

     On and after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price. If we redeem fewer than all the shares represented by a share certificate, then we will issue a new certificate representing the unredeemed shares without cost to the certificate holder.

     Under current regulations, bank holding companies may not redeem shares of preferred stock which constitute Tier 1 capital for purposes of the Federal Reserve Board's risk-based capital requirements without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board would permit such a redemption if (1) the shares are redeemed with the proceeds of a sale by the bank holding company of, or replaced by a like amount of, common stock or perpetual preferred stock and the bank holding company's capital position is considered fully adequate or (2) the Federal Reserve Board determines that our capital position after the redemption would clearly be adequate and that our condition and circumstances warrant the reduction of a source of permanent capital.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up involving us, holders of each series of preferred stock that ranks senior to the Junior Securities will be entitled to receive out of our assets available for distribution to stockholders, before any distribution is made on any Junior Securities, distributions upon liquidation in the amount set forth in the prospectus supplement relating to the series of preferred stock, plus an amount equal to any accrued and unpaid dividends. If upon any voluntary or involuntary liquidation, dissolution or winding up involving us, the amounts payable with respect to the preferred stock of any series and any other Parity Securities are not paid in full, the holders of the preferred stock of the series and the Parity Securities will share ratably in the distribution of our assets in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of the series of preferred stock will not be entitled to any further participation in any distribution of our assets. However, neither
(i) the merger or consolidation of us with or into one or more corporations pursuant to any statute which provides in effect that our stockholders shall continue as stockholders of the continuing or combined corporation nor (ii) the acquisition by us of assets or stock of another corporation shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up involving us.

VOTING RIGHTS

     Except as indicated below or in the prospectus supplement relating to a particular series of preferred stock, or except as expressly required by applicable law, the holders of the preferred stock will have no voting rights.

     Under regulations adopted by the Federal Reserve Board, if the holders of shares of any series of our preferred stock became entitled to vote for the election of directors, the series may then be deemed a "class of voting securities" and a holder of 25% or more of the series (or a holder of 5% if it otherwise exercises a "controlling influence" over us) may then be subject to regulation as a bank holding company in accordance with the BHCA, as amended. In addition, at the time the series is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the series, and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of the series.

OUTSTANDING PREFERRED STOCK

     As of the date of this prospectus, there were outstanding 625 shares of Series A and 625 shares of Series B Dutch Auction Rate Transferable Securities Preferred Stock ("DARTS"), 1,500,000 shares of adjustable rate cumulative Preferred Stock, Series D represented by 6,000,000 Depositary Shares, 3,000,000 shares of $1.8125 cumulative Preferred Stock (the "$1.8125 Preferred Stock") and 3,000,000 shares of $2.8575 cumulative Preferred Stock (the "$2.8575 Preferred Stock").

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

GENERAL

     The following sets forth certain general terms and provisions of trust preferred securities to which any prospectus supplement may relate. The particular terms of any trust preferred securities and the extent, if any, to which these general provisions may apply to the particular series of trust preferred securities will be described in the prospectus supplement relating to these trust preferred securities. In this section, the "corporation," "we," "our" or "HSBC USA" refers solely to HSBC USA Inc. and not its subsidiaries. The following summaries of certain provisions of each Trust Agreement do not purport to be complete and these summaries are qualified in their entirety by reference to all of the provisions of each Trust Agreement, including the definition therein of certain terms. Unless otherwise specified, capitalized terms used in these summaries have the meanings specified in the related Trust Agreement.

     Each Trust Agreement will authorize the administrators to issue on behalf of each trust one series of trust preferred securities which will have the terms described in a prospectus supplement. The proceeds from the sale of a trust's preferred securities and trust common securities will be used by the trust to purchase a series of junior subordinated debentures issued by us. The junior subordinated debentures will be held in trust by the property trustee for the benefit of the holders of the trust securities.

     Under each trust preferred securities guarantee, we will agree to make payments of distributions and payments on redemption or liquidation with respect to a series of trust preferred securities, but only to the extent the trust has funds available to make those payments and has not made the payments. See "Description of Guarantee."

     The assets of a trust available for distribution to the holders of its trust preferred securities will be limited to payments from us under the series of junior subordinated debentures held by the trust. If we fail to make a payment on the junior subordinated debentures, the trust will not have sufficient funds to make related payments, including distributions, on its trust preferred securities.

     Each trust preferred securities guarantee, when taken together with our obligations under the related series of junior subordinated debentures, the Junior Subordinated Indenture and the related Trust Agreement (as described below), will provide a full and unconditional guarantee by us of amounts due on the trust preferred securities.

     Each Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The property trustee will act as indenture trustee for the trust preferred securities to be issued by the applicable trust, in order to comply with the provisions of the Trust Indenture Act.

     Each series of trust preferred securities will have the terms, including those regarding distributions, redemption, voting, liquidation rights and the other preferred, deferred or other special rights or other restrictions, as described in the relevant Trust Agreement or made part of the Trust Agreement by the Trust Indenture Act or the Delaware Business Trust Act. The terms of the trust preferred securities will mirror the terms of the junior subordinated debentures held by the trust.

     The prospectus supplement relating to the trust preferred securities will describe the specific terms of the trust preferred securities, including:

          (a) the name of the trust preferred securities;

          (b) the dollar amount and number of securities issued;

          (c) any provision relating to deferral of distribution payments;

          (d) the annual distribution rate(s), or method of determining the rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

          (e) the date from which distributions will be cumulative, if they are cumulative;

          (f) the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which the trust preferred securities will be purchased or redeemed, in whole or in part;

          (g) the terms and conditions, if any, upon which the applicable series of junior subordinated debentures may be distributed to holders of the trust preferred securities;

          (h) the voting rights, if any, of holders of the trust preferred securities;

          (i) any securities exchange on which the trust preferred securities will be listed;

          (j) federal income tax considerations applicable to the trust preferred securities;

          (k) any redemption or sinking fund provisions;

          (l) any conversion or exchange provisions;

          (m) material risk factors relating to the trust preferred securities;

          (n) whether the trust preferred securities will be listed on a national securities exchange;

          (o) whether the trust preferred securities are to be issued in book-entry form and represented by one or more global certificates and, if so, the depository for the global certificates and the specific terms of the depositary arrangements; and

          (p) any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

     Each prospectus supplement will describe various United States federal income tax considerations applicable to the purchase, holding and disposition of the particular series of trust preferred securities covered by the prospectus supplement.

     Unless otherwise specified in the related prospectus supplement, so long as no related Debenture Default shall have occurred and be continuing, we will have the right under the Junior Subordinated Indenture to elect to defer the payment of interest on the junior subordinated debentures at any time and from time to time for a period specified in the related prospectus supplement, provided that no extension period may extend beyond the maturity date of the junior subordinated debentures. Upon any such election, distributions on the trust securities will be deferred by the related trust during such extension period. Distributions to which holders of the trust securities are entitled during any such extension period will accumulate additional distributions thereon at the rate specified in the related prospectus supplement. The term "distributions," as used herein shall include any such additional distributions.

     During any extension period, we may extend such extension period, provided that the extension does not cause the extension period to exceed the maximum period specified in the related prospectus supplement or extend beyond the maturity date of the junior subordinated debentures. Upon the termination of any extension period and the payment of all amounts then due, and subject to the foregoing limitations, we may elect to begin a new extension period. We must give the property trustee, the administrators and the debenture trustee notice of our election of any extension period or any extension thereof at least five business days prior to the earlier of:

     - the date of the distributions on the trust preferred securities would have been payable except for the election to begin or extend such extension period and

     - the date notice is required to be given to any securities exchange or to holders of the trust securities of the record date or the date such distributions are payable,

but in any event not less than five business days prior to such record date. There is no limitation on the number of times that we may elect to begin an extension period. See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Date."

     During any extension period, we may not:

          (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (which includes common and preferred stock)

          (ii) make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank pari passu with or junior in right of payment to the related issue of junior subordinated debentures or

          (iii) make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries (including other trust preferred securities guarantees) if such guarantee ranks pari passu with or junior in right of payment to the junior subordinated debentures other than:

             (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock,

             (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,

             (c) payments under the related trust preferred securities guarantee,

             (d) as a result of a reclassification of our capital stock or the exchange or conversion of one class, or series of our capital stock for another class or series of our capital stock,

             (e) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, and

             (f) purchases of common stock related to the issuance of common stock or rights under any of our benefit plans for its directors, officers or employees or any of our dividend reinvestment plans.

     The revenue of the trust available for distribution to holders of the trust securities will be limited to payments under the junior subordinated debentures in which the trust will invest the proceeds from the issuance and sale of the trust securities. See "Description of Junior Subordinated Debentures -- General Terms of Junior Subordinated Debentures." If we do not make interest payments on the junior subordinated debentures, the property trustee will not have funds available to pay distributions on the trust securities. The payment of distributions (if and to the extent the trust has funds on hand legally available for the payment of such distributions) will be guaranteed by us on a limited basis as set forth herein under "Description of the Guarantee."

     If we do not pay all or any part of the principal of the junior subordinated debentures on the maturity date, the obligation to make such payment on such maturity date will be deferred automatically until the first business day after the date that falls six months after the original maturity date. Any payment so deferred will accrue interest at a rate to be specified in the related prospectus supplement for the period of such deferral and will not be deemed to have become or be due prior to such first business day for any purpose. Any such deferral shall take place only once with respect to any payment of principal.

REDEMPTION

     Upon repayment on the original maturity date or the maturity date as the same may be deferred or prepayment prior to the maturity date of the related junior subordinated debentures, the proceeds from such repayment or prepayment shall be applied by the property trustee to redeem a "Like Amount" of the trust securities, upon not less than 30 but no more than 60 days' notice of a date of redemption date at the redemption price specified in the related prospectus supplement. See "Description of Junior Subordinated Debentures -- Optional Prepayment" and "-- Tax or Regulatory Capital Event Prepayment."

     "Like Amount" means (i) with respect to a redemption of the trust securities, trust securities having a liquidation amount equal to the principal amount of junior subordinated debentures to be paid in accordance with the terms and (ii) with respect to a distribution of junior subordinated debentures upon the liquidation of the related trust, junior subordinated debentures having a principal amount equal to the liquidation amount of the trust securities of the holder to whom such junior subordinated debentures are distributed.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     Unless otherwise specified in an applicable prospectus supplement, each Trust Agreement states that the related trust shall be dissolved:

          (a) upon our bankruptcy;

          (b) upon the filing of a certificate of dissolution or liquidation or its equivalent by us, or the revocation of our charter and the expiration of 90 days after the date of revocation without a reinstatement thereof;

          (c) following the distribution, after satisfaction of the liabilities of the trust to the creditors of the trust, of a Like Amount of the junior subordinated debentures to the holders of the trust preferred securities pursuant to the terms thereof upon receipt of the following:

          (A) a written direction from us while the junior subordinated debentures are outstanding, requiring the property trustee to dissolve the trust and distribute a Like Amount of the junior subordinated debentures to holders of the trust preferred securities; (B) evidence satisfactory to the administrators and the property trustee of the prior approval of the Federal Reserve Board and the Financial Services Authority or an independent opinion of counsel experienced in such matters addressed to the administrators and the property trustee to the effect that no such approval is then required under the applicable capital guidelines or policies of the Federal Reserve Board and the Financial Services Authority; and (C) an independent opinion of counsel experienced in such matters addressed to the trust, which opinion may rely on published rulings of the Internal Revenue Service, to the effect that the holders of the trust preferred securities will not recognize any gain or loss for United States federal income tax purposes as a result of the dissolution of the trust and the distribution of the junior subordinated debentures;

          (d) upon the entry of a decree of judicial dissolution of the trust by a court of competent jurisdiction;

          (e) when all of the trust preferred securities shall have been called for redemption and the amounts necessary for redemption thereof shall, after satisfaction of the liabilities of the trust to the creditors of the trust, have been paid to the holders in accordance with the terms of the trust preferred securities;

          (f) upon the repayment of the junior subordinated debentures or at such time as no junior subordinated debentures are outstanding; or

          (g) the expiration of the term of the trust.

     If a dissolution occurs as described in clause (a), (c), (f) or (g) of the preceding paragraph, the trust shall be liquidated by the property trustee as expeditiously as the property trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the trust as provided by applicable law, to the holders of the trust securities a Like Amount of the related junior subordinated debentures, unless such distribution is determined by the property trustee not to be practicable, in which event such holders will be entitled to receive out of the assets of the trust legally available for distribution to holders, after satisfaction of liabilities to creditors of the trust as provided by applicable law, an amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment. We refer to this amount as the liquidation distribution. If the liquidation distribution can be paid only in part because the trust has insufficient assets on hand legally available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust preferred securities and the trust common securities will be paid on a pro rata basis, except that if a Debenture Default has occurred and is continuing, the trust preferred securities will have a priority over the trust common securities. See "-- Subordination of Trust Common Securities" below. If an early termination occurs as described in clause (e) above, the related junior subordinated debentures will be subject to optional prepayment, in whole but not in part, as well.

     If we elect not to prepay the related junior subordinated debentures prior to maturity in accordance with their terms and either elect not to or are unable to liquidate the trust and distribute the junior subordinated debentures to holders of the trust securities, the trust securities will remain outstanding until the repayment of the related junior subordinated debentures on the maturity date.

     After the liquidation date is fixed for any distribution of junior subordinated debentures to holders of the trust securities:

          (i) the trust securities will no longer be deemed to be outstanding,

          (ii) each holder of trust securities will receive a registered certificate or certificates representing the junior subordinated debentures to be delivered upon such distribution and

          (iii) trust securities will be deemed to represent junior subordinated debentures having a principal amount equal to the liquidation amount of such trust securities, and bearing accrued and unpaid interest an amount equal to the accumulated and unpaid distributions on such trust securities until such trust securities are presented to us or our agent for cancellation, whereupon we will issue to such holder, and the debenture trustee will authenticate, a certificate representing such junior subordinated debentures.

     There can be no assurance as to the market prices for the trust preferred securities or the junior subordinated debentures that may be distributed in exchange for the trust securities if a dissolution and liquidation of the trust were to occur. Accordingly, the trust preferred securities that an investor may purchase, or the junior subordinated debentures that the investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the trust preferred securities.

SUBORDINATION OF TRUST COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the trust preferred securities and the trust common securities, as applicable, shall be made pro rata based on the liquidation amount of the trust preferred securities and trust common securities; provided, however, that if on any distribution date or redemption date a Debenture Default shall have occurred and be continuing, no payment of any distribution, or applicable redemption price of, any of the trust common securities, and no other payment on account of the redemption, liquidation or other acquisition of the trust common securities, shall be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding trust preferred securities for all distribution periods terminating on or prior thereto or, in the case of trust preferred securities called for redemption on a redemption date on or prior thereto, the full amount of the redemption price therefor, shall have been made or provided for, and all funds available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the trust preferred securities then due and payable.

     In the case of any Debenture Default, we as holder of the trust common securities will be deemed to have waived any right to act with respect to such Debenture Default until the effect of such Debenture Default shall have been cured, waived or otherwise eliminated. Until any such Debenture Default has been so cured, waived or otherwise eliminated, the property trustee shall act solely on behalf of the holders of the trust preferred securities and not on behalf of us as holder of the trust common securities, and only the holders of the trust preferred securities will have the right to direct the property trustee to act on their behalf.

DEBENTURE DEFAULT; NOTICE

     The occurrence of a Debenture Default (see "Description of Junior Subordinated Debentures -- Defaults and Events of Default under the Junior Subordinated Indenture") constitutes an event of default under the Trust Agreement, which we refer to as a "Trust Agreement Event of Default."

     Within five business days after the occurrence of any Trust Agreement Event of Default actually known to the property trustee, the property trustee shall transmit notice of such Trust Agreement Event of Default to the holders of the trust preferred securities, the administrators and us, as sponsor, unless such Trust Agreement Event of Default shall have been cured or waived. We, as sponsor, and the administrators are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Default has occurred and is continuing, the trust preferred securities will have a preference over the trust common securities as described under "-- Liquidation of the Trust and Distribution of Junior Subordinated Debentures" and "-- Subordination of Trust Common Securities" above.

CONSOLIDATION, MERGER OR AMALGAMATION OF THE TRUSTS

     A trust may not merge or convert with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below or as described in "-- Liquidation Distribution Upon Dissolution." A trust may, at our request, with the consent of the property trustee and without the consent of the Delaware trustee or the holders of the trust preferred securities, merge or convert with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to a trust organized as such under the laws of any state, provided that:

          (a) the successor entity either:

             (1) expressly assumes all of the obligations of the trust relating to its trust preferred securities; or

             (2) substitutes for the trust's trust preferred securities other securities having substantially the same terms as the trust preferred securities, or "successor securities," so long as the successor securities rank the same as the trust preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

          (b) the property trustee expressly appoints a trustee of the successor entity that possesses the same powers and duties as the property trustee of the trust as the holders of the related junior subordinated debentures;

          (c) the successor securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the trust preferred securities are then listed or quoted;

          (d) such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the trust preferred securities (including any successor securities) to be downgraded by any nationally recognized statistical rating organization;

          (e) such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect (other than any dilution of the holders' interests in the new entity);

          (f) the successor entity has a purpose identical to that of the trust;

          (g) prior to such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease, the property trustee has received an opinion of an independent counsel to the Trust experienced in these matters to the effect that:

             (1) such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect (other than with respect to any dilution of the holders' interests in the new entity);

             (2) following such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended; and

             (3) following such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease, the trust (or the successor entity) will continue to be classified as a grantor trust for United States federal income tax purposes; and

          (h) we, or any permitted successor or assignee, own all of the trust common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the applicable Capital Securities Guarantee.

     In addition, except with the consent of all holders of the trust preferred securities, a trust may not consolidate, amalgamate, merge or convert with or into, or be replaced by, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge not with or into, or replace it, if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Unless otherwise specified in an applicable prospectus supplement, the holders of trust preferred securities will have no voting rights except as discussed below and under "-- Consolidation, Merger or Amalgamation of the Trusts" and "Description of Guarantee -- Amendments and Assignment," and as otherwise required by law and the Trust Agreement for the trust.

     The Trust Agreement of a trust may be amended from time to time by the property trustee, the Delaware trustee and the holders of the trust common securities. However, no amendment may be made to a Trust Agreement:

          (1) unless, in the case of any proposed amendment, the property trustee shall have first received an officers' certificate from each of the trust and us that such amendment is permitted by, and conforms to, the terms of the Trust Agreement (including the terms of the trust preferred securities);

          (2) unless, in the case of any proposed amendment which affects the rights, powers, duties, obligations or immunities of the property trustee, the property trustee shall have first received, in addition to the officers' certificate mentioned above, an opinion of counsel (who may be counsel to HSBC USA Inc. or the trust) that such amendment is permitted by, and conforms to, the terms of the Trust Agreement (including the terms of the trust preferred securities),

          (3) to the extent the result of such amendment would be to:

             (A) cause the trust to fail to continue to be classified for purposes of United States federal income taxation as a grantor trust;

             (B) reduce or otherwise adversely affect the powers of the property trustee in contravention of the Trust Indenture Act; or

             (C) cause the trust to be deemed to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

     After the trust has issued any trust preferred securities that remain outstanding, any amendment that would adversely affect the rights, privileges or preferences of any holder of trust preferred securities may be effected only with such additional requirements as may be set forth in the terms of such securities. However, without the consent of the holders of trust preferred securities of the trust, the Trust Agreement may be amended to:

          (a) cure any ambiguity, correct or supplement any provision in the Trust Agreement that may be inconsistent with any other provision of the Trust Agreement or make provisions with respect to matters or questions arising under the Trust Agreement which shall not be inconsistent with the other provisions of the Trust Agreement; or

          (b) modify, eliminate or add to any provisions of the Trust Agreement to the extent necessary to ensure that the trust will be classified as a grantor trust for U.S. federal income tax purposes at all times that any trust preferred securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

provided, however, that in the case of clause (i) above, such action shall not adversely affect in any material respect the interests of the holders of the trust preferred securities, and any amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the trust preferred securities.

     In addition to and notwithstanding any other provision in the Trust Agreement, without the consent of each affected holder, the Trust Agreement may not be amended to (i) change the amount or timing of any distributions on the trust preferred securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust preferred securities as of a specified date, (ii) restrict the right of a holder to institute suit for the enforcement of any such payment on or after such date.

     Furthermore and without limitation to the foregoing, without the consent of all of the holders of a majority in liquidation amount of the trust common securities the Trust Agreement shall not be amended to (i) change the rights and responsibilities of HSBC USA Inc., as sponsor, or (ii) to increase or decrease the number of, or appoint and remove trustees.

     So long as the related junior subordinated debentures are held by the property trustee, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all trust preferred securities of a trust, the trustees of the trust may not:

          (a) direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee for the junior subordinated debentures held by the trust or executing any trust or power conferred on the indenture trustee with respect to the debentures;

          (b) waive any past default that is waivable under the Junior Subordinated Indenture;

          (c) exercise any right to rescind or annul a declaration of acceleration of the maturity of the principal of the junior subordinated debentures; or

          (d) consent to any amendment, modification or termination of the Junior Subordinated Indenture or the junior subordinated debentures where this consent is required.

However, if a consent under the Junior Subordinated Indenture requires the consent of each affected holder of junior subordinated debentures, then the property trustee must obtain the prior consent of each holder of trust preferred securities before giving its approval. The property trustee may not revoke any action previously authorized or approved by a vote of the holders of trust preferred securities except by subsequent vote of the same holders. In addition, before the trustees take any of the foregoing actions in this paragraph, the property trustee must obtain an opinion of counsel stating that the action will not cause the trust to be classified as other than a grantor trust for United States federal income tax purposes.

     Notwithstanding that holders of trust preferred securities are entitled to vote or consent under the circumstances described in this section, any of the trust preferred securities that are owned by us, the trustees, or any affiliate of ours or of any trustees, shall, for purposes of the vote or consent, be treated as if they were not outstanding.

REMOVAL AND REPLACEMENT OF TRUSTEES OR ADMINISTRATORS

     A trustee or an administrator may resign at any time by giving written notice to the holders of a trust's trust common securities and trust preferred securities. If a Trust Agreement Event of Default has occurred and is continuing, only the holders of a majority in liquidation amount of the trust preferred securities may remove or replace the property and Delaware trustees. If a trustee or an administrator resigns, is removed or becomes incapable of acting as a trustee or an administrator, or if a vacancy occurs in the office of any trustee or administrator for any reason, the holders of a majority in liquidation amount of the trust preferred securities shall promptly appoint a successor trustee or administrator. The resignation or removal of any trustee or administrator will be effective only upon the acceptance of appointment by the successor trustee or successor administrator in accordance with the provisions of the Trust Agreement for the trust.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee has no obligation to exercise any of the powers given to it by the Trust Agreement at the request of any holder of trust preferred or trust common securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur. If no Trust Agreement Event of Default has occurred and is continuing and the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the applicable Trust Agreement or is unsure of the application of any provision of the applicable Trust Agreement, and the matter is not one on which the holders of the trust preferred securities or the trust common securities are entitled to vote, then the property trustee shall take an action directed by us. If we give no directions, then the property trustee shall take an action that it considers advisable and is in the best interests of the holders of the trust preferred securities. In this event, the property trustee will have no liability except for its own bad faith, negligence or willful misconduct.

     The property trustee for each of the trusts is the same entity and will also serve as the indenture trustee under each of the Indentures and the guarantee trustee under each of the guarantee agreements. We, and certain of our subsidiaries, maintain deposit accounts and banking relationships with the property trustee. Unless otherwise indicated in the applicable prospectus supplement, the property trustee will be Bankers Trust Company.

MISCELLANEOUS

     The trustees of each trust are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

          (a) it will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

          (b) it will be classified as a grantor trust for United States federal income tax purposes; and

          (c) the junior subordinated debentures held by it will be treated as indebtedness of ours for United States federal income tax purposes.

     We and the trustees and administrators of each trust are authorized to take any action (so long as it is consistent with applicable law or the applicable certificate of trust or Trust Agreement) that we and the trustees or administrators of the trust determine to be necessary or desirable for these purposes. We and the trustees and the administrators have this authority as long as the action taken does not materially adversely affect the interests of the holders of the trust securities. Holders of the trust securities have no preemptive or similar rights. A trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

GOVERNING LAW

     Each Trust Agreement and the related trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

              DESCRIPTION OF TRUST PREFERRED SECURITIES GUARANTEE

     We will execute and deliver a guarantee agreement, which we refer to as a "trust preferred securities guarantee," concurrently with the issuance by a trust of a series of the trust preferred securities for the benefit of the holders from time to time of the trust preferred securities. Unless otherwise specified in the related prospectus supplement, Bankers Trust Company will act as guarantee trustee under each trust preferred securities guarantee. Each trust preferred securities guarantee will be qualified under the Trust Indenture Act. This summary of certain provisions of each trust preferred securities guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of each trust preferred securities guarantee, including the definitions therein of certain terms, and the Trust Indenture Act. The guarantee trustee will hold each trust preferred securities guarantee for the benefit of the holders of the trust preferred securities. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the applicable trust preferred securities guarantee.

GENERAL

     We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the payments listed below to the holders of the trust preferred securities issued by the applicable trust, as and when due, regardless of any defense, right of set-off or counterclaim that the related trust may have or assert other than the defense of payment. The following payments with respect to the related trust preferred securities, which we refer to as guarantee payments, to the extent not paid by or on behalf of the related trust, will be subject to the trust preferred securities guarantee:

          (i) any accumulated and unpaid distributions required to be paid on the applicable trust preferred securities, to the extent the trust has funds on hand legally available to make the payment,

          (ii) the redemption price with respect to any trust preferred securities called for redemption, to the extent that the trust has funds on hand legally available to make the payment, or

          (iii) upon a voluntary or involuntary termination and liquidation of the trust (unless the junior subordinated debentures are distributed to holders of the trust preferred securities), the lesser of (a) the aggregate of the liquidation amounts specified in the prospectus supplement for each trust preferred security to the date of payment, to the extent the trust has funds available to make the payment, and (b) the amount of assets of the trust remaining available for distribution to holders of trust preferred securities.

     Our obligation to make guarantee payments may be satisfied by direct payment of the required amounts by us to the holders of the trust preferred securities or by causing the related trust to pay such amounts to such holders.

     Each trust preferred securities guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent provided therein. See "-- Status of the Trust Preferred Securities Guarantees" below.

STATUS OF THE TRUST PREFERRED SECURITIES GUARANTEES

     Each trust preferred securities guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all Senior Indebtedness in the same manner as the junior subordinated debentures.

     In the event of any insolvency, bankruptcy, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation, dissolution or winding-up involving us, whether voluntary or involuntary, all of our obligations to holders of Senior Indebtedness as defined in the Junior Subordinated Indenture shall be entitled to be paid in full before any payment, whether in cash, property or otherwise, shall be made on any account of the principal of or premium, if any, or interest on any of the junior subordinated debentures. As of December 31, 2001, our outstanding junior subordinated debentures are subordinated to $100 million of our senior debt and $3,320 million of our subordinated debt, or

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a total of $3,420 million of Senior Indebtedness as defined in the Junior
Subordinated Indenture. In addition, our outstanding junior subordinated debentures are effectively subordinated to our subsidiaries' existing and future indebtedness and other liabilities, which as of December 31, 2001 totaled $933 million.

     Each trust preferred securities guarantee will rank pari passu with the junior subordinated debentures and all other debentures and other guarantees issued by us. Each trust preferred securities guarantee will constitute a guarantee of payment and not of collection. In other words, the holder of the guaranteed security may institute a legal proceeding directly against us to enforce its rights under the trust preferred securities guarantee without first instituting a legal proceeding against any other person or entity. The trust preferred securities guarantee will be held for the benefit of the holders of the trust preferred securities. The trust preferred securities guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the related trust or upon distribution to the holders of the trust preferred securities of the junior subordinated debentures. The trust preferred securities guarantee does not place a limitation on the amount of additional Senior Indebtedness that may be incurred by us. We expect from time to time to incur additional indebtedness constituting Senior Indebtedness.

EVENTS OF DEFAULT

     An event of default under each trust preferred securities guarantee, which we refer to as a "Guarantee Event of Default," will occur upon our failure to perform any of our payment or other obligations thereunder. The holders of a majority in liquidation amount of the related trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the trust preferred securities guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the trust preferred securities guarantee.

     We, as guarantor, will be required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to it under the trust preferred securities guarantee.

CERTAIN COVENANTS OF THE CORPORATION

     We will also covenant that we will not:

          (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (which includes common and preferred stock)

          (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank pari passu with or junior in right of payment to the related issue of junior subordinated debentures or

          (iii) make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries (including under other trust preferred securities guarantees) if the guarantee ranks pari passu or junior in right of payment to the junior subordinated debentures other than:

             (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock,

             (b) any declaration of a dividend in connection with the implementation of a stockholder's rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,

             (c) payments under the related trust preferred securities guarantee,

             (d) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock,

             (e) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, and
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

             (f) purchases of common stock related to the issuance of common stock or rights under any of our benefit plans for its directors, officers or employees or any of our dividend reinvestment plans, if at the relevant time:

          (1) an event of which we have actual knowledge has occurred that (a) is, or with the giving of notice or the lapse of time, or both, would be, a Debenture Default and (b) in respect of which we shall not have taken reasonable steps to cure,

          (2) we shall be in default with respect to its payment of any obligations under the trust preferred securities guarantee or

          (3) we shall have given notice of our election of an extension period, or any extension thereof, as provided in the Junior Subordinated Indenture and shall not have rescinded such notice, and such extension period, or any extension thereof, shall have commenced.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of the trust preferred securities in any material respect (in which case no consent of the holders will be required), each trust preferred securities guarantee may not be amended without the prior approval of the holders of a majority of the liquidation amount of the related trust preferred securities. The manner of obtaining any such approval is as set forth under "Description of Trust Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the trust preferred securities guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the trust preferred securities then outstanding.

TERMINATION

     Each trust preferred securities guarantee will terminate once the applicable trust preferred securities are paid in full or upon distribution of the related junior subordinated debentures to the holders of the trust preferred securities in accordance with the applicable Trust Agreement.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee is under no obligation to exercise any of the powers vested in it by the related trust preferred securities guarantee at the request of any holder of trust preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities that it might incur. The guarantee trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

GOVERNING LAW

     The trust preferred securities guarantee will be governed by, and construed in accordance with, the laws of the State of New York.

 RELATIONSHIP AMONG TRUST PREFERRED SECURITIES, JUNIOR SUBORDINATED DEBENTURES
                    AND TRUST PREFERRED SECURITIES GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of distributions and other amounts due on the trust preferred securities (to the extent the related trust has funds on hand legally available for the payment of such distributions) will be irrevocably guaranteed by us as and to the extent set forth under "Description of the Trust Preferred Securities Guarantee." Taken together, our obligations under the related junior subordinated debentures, Junior Subordinated Indenture, Trust Agreement and trust preferred securities guarantee will provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the trust preferred securities of a trust. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the trust preferred securities.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the junior subordinated debentures, such payments will be sufficient to cover distributions and other payments due on the trust preferred securities, primarily because: (i) the aggregate principal amount or prepayment price of the junior subordinated debentures will be equal to the sum of the Liquidation Amount or redemption price, as applicable, of the trust preferred securities and trust common securities; (ii) the interest rate and interest and other payment dates on the junior subordinated debentures will match the distribution rate and distribution and other payment dates for the trust securities; (iii) we will pay for all and any costs, expenses and liabilities of the trust except the trust's obligations to holders of trust securities under such trust securities; and (iv) the Trust Agreement will provide that the trust is not authorized to engage in any activity that is not consistent with its limited purposes.

     If and to the extent that we do not make payments on the junior subordinated debentures, the trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, a holder of trust preferred securities of the trust will not be able to rely upon the trust preferred securities guarantee for payment of these amounts. Instead, the holder may directly sue us or seek other remedies to collect its pro rata share of payments owed. If a holder sues us to collect payment, then we will assume the holder's rights as a holder of trust preferred securities under the trust's Trust Agreement to the extent we make a payment to the holder in any legal action.

     A holder of any trust preferred security may institute a legal proceeding directly against us to enforce its rights under the related trust preferred securities guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person or entity.

     A Default or Event of Default under any Senior Indebtedness would not constitute a Trust Agreement Event of Default. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness, the subordination provisions of the Junior Subordinated Indenture will provide that no payments may be made in respect of the junior subordinated debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on junior subordinated debentures would constitute a Trust Agreement Event of Default.

LIMITED PURPOSE OF THE TRUST

     Each series of trust preferred securities will represent preferred beneficial interests in the related trust, and the trust exists for the sole purpose of issuing and selling the trust securities, using the proceeds from the sale of the trust securities to acquire the related junior subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a trust preferred security and a holder of a junior subordinated debenture is that a holder of a junior subordinated debenture will be entitled to receive from us the principal amount of and premium, if any, and interest on junior subordinated debentures held, while a holder of trust preferred securities is entitled to receive distributions from the related trust (or, in certain circumstances, from us under the trust preferred securities guarantee) if and to the extent the trust has funds on hand legally available for the payment of such distributions.

RIGHTS UPON DISSOLUTION

     Unless the junior subordinated debentures are distributed to holders of the related trust securities, upon any voluntary or involuntary dissolution and liquidation or the related trust, after satisfaction of liabilities to creditors of the trust as required by applicable law, the holders of the trust securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of Trust Preferred
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

Securities--Liquidation Distribution Upon Dissolution." Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the junior subordinated debentures, would be a subordinated creditor of ours, subordinated in right of payment to all Senior Indebtedness as set forth in the Junior Subordinated Indenture, but entitled to receive payment in full of principal and premium, if any, and interest, before any of our stockholders receive payments or distributions. Since we will be the guarantor under the trust preferred securities guarantee and will agree to pay for all costs, expenses and liabilities of each trust (other than the trust's obligations to the holders of its trust securities), the positions of a holder of trust preferred securities and a holder of junior subordinated debentures relative to other creditors and to stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

                             BOOK-ENTRY PROCEDURES

     The securities offered by this prospectus may be issued in the form of one or more global certificates, each of which we refer to as a "Global Security," registered in the name of a depositary or a nominee of a depositary and held through one or more international and domestic clearing systems, principally, the book-entry system operated by The Depository Trust Company, or "DTC," in the United States, and Euroclear Bank S.A./N.V. (the "Euroclear Operator"), as operator of the Euroclear System, or "Euroclear," and Clearstream Banking S.A., or "Clearstream," in Europe. No person who acquires an interest in these Global Securities will be entitled to receive a certificate representing the person's interest in the Global Securities except as set forth herein or in the applicable prospectus supplement. Unless and until definitive securities are issued, all references to actions by holders of securities issued in global form shall refer to actions taken by DTC, Euroclear or Clearstream, as the case may be, upon instructions from their respective participants, and all references herein to payments and notices to the holders shall refer to payments and notices to DTC or its nominee, Euroclear or Clearstream, as the case may be, as the registered holder of the offered securities. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly, which enable Global Securities to be issued, held and transferred among the clearing system through these links.

     Although DTC, Euroclear and Clearstream have agreed to the procedures described below in order to facilitate transfers of Global Securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform these procedures and these procedures may be modified or discontinued at any time. Neither we, nor any trustee, nor any registrar and transfer agent with respect to securities offered hereby will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective participants or indirect participants or the respective obligations under the rules and procedures governing their operations.

     Unless otherwise specified in the applicable prospectus supplement, the securities in the form of a Global Security will be registered in the name of DTC or a nominee thereof.

DTC

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers, brokers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect DTC Participants").

     Under the rules, regulations and procedures creating and affecting DTC and its operations (the "Rules"), DTC is required to make book-entry transfers between DTC Participants on whose behalf it acts with respect to the securities and is required to receive and transmit distributions of principal of and interest on the securities. DTC Participants and Indirect DTC Participants with which investors have accounts with respect to the securities similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective investors.

     Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect DTC Participants and certain banks, the ability of a person having a beneficial interest in a Security held in DTC to transfer or pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest. The laws of some states of the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Security held in DTC to such persons may be limited.

     DTC has advised us that it will take any action permitted to be taken by a holder of securities (including, without limitation, the presentation of Securities for exchange as described above) only at the direction of one or more participants to whose account with DTC interests in the relevant securities are credited, and only in respect of such portion of the aggregate principal amount of the securities as to which such participant or participants has or have given such direction. However, in certain circumstances, DTC will exchange the DTC Global Securities held by it for certificated securities, which it will distribute to its participants.

EUROCLEAR

     Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

     Euroclear is operated by the Euroclear Operator, under contract with Euroclear Clearance System plc, a U.K. corporation, or the "Euroclear Clearance System." The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

     The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear Operator.

     The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

     - transfers of securities and cash within Euroclear;

     - withdrawal of securities and cash from Euroclear; and

     - receipts of payments with respect to securities in Euroclear.

     All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

     Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear's terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

CLEARSTREAM

     Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, societe anonyme, and Deutsche Borse AG. The shareholders of these two entities are banks, securities dealers and financial institutions.

     Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with the Euroclear Operator to facilitate settlement of trades between Clearstream and Euroclear.

     As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters for the Securities. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

     Distributions with respect to the securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

                              PLAN OF DISTRIBUTION

     We may sell securities to one or more underwriters for public offering and sale by them or may sell securities to investors directly or through agents which solicit to receive offers on behalf of us or through dealers or through a combination of these methods of sale. The applicable prospectus supplement will set forth the terms of the offering of any securities, including the names of the underwriters, the purchase price of these securities and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

     Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may offer these securities to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of these securities if any of these securities are purchased.

     We may, from time to time, authorize agents acting on a best efforts basis as our agents to solicit or receive offers to purchase the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents participating in a distribution of the securities, including agents only soliciting or receiving offers to purchase securities on our behalf, may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. We may agree to reimburse underwriters or agents for certain expenses incurred in connection with the distribution of the securities.

     In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

     If so indicated in the applicable prospectus supplement, we will authorize agents or dealers acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts, or "Contracts", providing for payment and delivery on the date or dates stated in the prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Agents and dealers may, when authorized, make Contracts with institutions that include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject, and (ii) if the securities are being sold to underwriters, we shall have sold to the underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.

     Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.

     Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, us in the ordinary course of business.

     HSBC Securities (USA) Inc., an affiliate of ours, may be a managing underwriter, underwriter, market-maker or agent in connection with any offer or sale of the securities. Each offering of the securities will be conducted in compliance with any applicable requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers Regulation, Inc. regarding the underwriting by HSBC Securities, Inc. of the securities of an affiliate. In addition, HSBC Securities, Inc. may use this prospectus in connection with offers and sales related to market-making activities. HSBC Securities, Inc. may act as principal or agent in any of these transactions. These sales will be made at negotiated prices related to the prevailing market prices at the time of sale.

                                 ERISA MATTERS

     The Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain restrictions on employee benefit plans, or ERISA plans, that are subject to ERISA and on persons who are fiduciaries with respect to these ERISA plans. In accordance with ERISA's general fiduciary requirements, a
                                        42
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fiduciary with respect to an ERISA plan who is considering the purchase of the securities on behalf of the ERISA plan should determine whether the purchase is permitted under the governing plan documents and is prudent and appropriate for the ERISA plan in view of its overall investment policy and the composition and diversification of its portfolio. Other provisions of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, or the "Code," prohibit certain transactions involving the assets of an ERISA plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, which we refer to, together with any entities whose underlying assets include the assets of any such plans and with ERISA plans, as "plans") and persons who have certain specified relationships to the plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of Section 4975 of the Code). Thus, a plan fiduciary considering the purchase of the securities should consider whether such a purchase might constitute or result in a prohibited transaction under ERISA or
Section 4975 of the Code.

     We, directly or through our affiliates, may be considered a "party in interest" or a "disqualified person" with respect to many plans. The purchase of securities by a plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) and with respect to which we are a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the securities are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 95-60 (an exemption for certain transactions involving insurance company general accounts), or PTCE 96-23 (an exemption for certain transactions determined by an in-house asset manager). Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. ANY PENSION OR OTHER EMPLOYEE BENEFIT PLAN, INCLUDING ANY SUCH GOVERNMENTAL OR CHURCH PLAN, PROPOSING TO ACQUIRE ANY SECURITIES SHOULD CONSULT WITH ITS COUNSEL.

     By its purchase of any security, the purchaser or transferee thereof will be deemed to represent, on each day from the date on which the purchaser or transferee acquires the security through and including the date on which the purchaser or transferee disposes of its interest in such security, either that
(a) it is not an ERISA plan or other plan, an entity whose underlying assets include the assets of any such ERISA plan or other plan, or a governmental or church plan which is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition of such security will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law) unless an exemption is available with respect to such transactions and all the conditions of such exemption have been satisfied.

     NOTWITHSTANDING THE FOREGOING, TRUST PREFERRED SECURITIES MAY NOT BE PURCHASED BY AN ERISA PLAN OR OTHER PLAN, AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE THE ASSETS OF ANY SUCH ERISA PLAN OR OTHER PLAN, OR A GOVERNMENTAL OR CHURCH PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE EXCEPT AS PROVIDED IN THE PROSPECTUS SUPPLEMENT APPLICABLE TO SUCH TRUST PREFERRED SECURITIES.

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                                 LEGAL OPINIONS

     The validity of certain of the securities offered hereby will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton, our special counsel. The validity of the preferred stock offered hereby will be passed upon for us by Piper Marbury Rudnick & Wolfe LLP. Richards, Layton & Finger, LLP, Delaware counsel, will pass upon, for us and the trusts, certain matters relating to the validity under Delaware law of the trust preferred securities offered hereby. If we use underwriters, the legality of the securities offered hereby will be passed upon on behalf of the underwriters by counsel that may be selected by the underwriters. Such counsel will be named in the prospectus supplement. Cleary, Gottlieb, Steen & Hamilton and underwriters' counsel may rely on the opinion of Richards, Layton & Finger, LLP as to matters of Delaware law and the opinion of Piper Marbury Rudnick & Wolfe LLP as to matters of Maryland law.

                                    EXPERTS

     The consolidated balance sheets of HSBC USA Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and the consolidated balance sheets of HSBC Bank USA and subsidiaries as of December 31, 2001 and 2000 included in our Annual Report on Form 10-K for the year ended December 31, 2001 have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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